UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month July 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

Sales in Spain, Italy, Portugal and Greece represented approximately 13% of global revenues

Grifols’ sales increase by 15.2%1 to 1,316.7 million euros in the first half of 2012

•	Following the integration of Talecris, Grifols has revised its estimate of operating synergies upwards to more than 300 million dollars per year from 2015

•	Adjusted EBITDA to sales ratio[2] improves for third consecutive quarter after confirmation of some of the forecast synergies

•	Net profit reaches 133.5 million euros, increasing by almost 7 times the net profit achieved in June 2011

•	Grifols leads sales of principal proteins in United States[4]: IVIG, alpha1-antitrypsin, and anti-thrombin

•	Over 90% of income generated in international markets

Barcelona, July 31, 2012.- Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS) third company worldwide in plasma proteins therapies, saw sales revenue rise by 15.2% (10.8% constant currency, cc) during the first half of 2012, exceeding 1,316.7 million euros, compared to the figure of 1,143.3 million euros that would have been achieved on a pro-forma basis 1 by Grifols and Talecris during the same period of 2011. Revenues as recorded in the registered, audited financial statements3, which do not include sales by Talecris from January to May 2011 as the acquisition of Talecris took place in June 2011, rose by 107.2%.

The geographical diversification of Grifols’ sales minimizes the potential impact of currency volatility, although during this six-month period the comparison benefited from the valuation of the dollar.

Grifols sales in the United States rise by over 20%

The ongoing internationalization of Grifols and the shift in the geographical origin of sales following the purchase of Talecris have enabled the group to generate over 90% of its income outside of Spain, a total of 1,198.1 million euros during the first half of 2012. There has been a gradual reduction of the proportion of sales accounted for by Spain, falling to 9%, compared with a figure of 19.5%3 for the first half of 2011.

Sales revenue in the European Union remained stable at 22.6%1 of total sales, amounting to 296.9 million euros. In reported terms3, this represents growth of 20.6% (-3.6% pro-forma). A major initiative has seen the reorganization of the group’s European sales teams, with the aim of optimizing resources and harmonizing commercial interests. Furthermore, Grifols has limited its exposure to certain European economies, with Spain, Italy, Portugal and Greece representing approximately 13% of global sales revenue.

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

At the same time, in the United States and Canada recurring Grifols sales (excluding Raw Materials) grew by 20.5% (14.2% cc) in pro-forma terms1 to 822.7 million euros, representing 62.5% of total income. This is an increase of 208.7% on a reported basis3.

Having consolidated a new mixed commercial structure (which combines marketing and sales) and after expanding and integrating its portfolio of plasma products, the company has gradually gained market share and positioned itself as a leader in the sector in North America. An understanding of the needs of medical and hospital professionals enables the group to provide specific, integrated solutions via 3 differentiated product lines: immunology, pulmonology and hematology (factor VIII, factor IX, anti-thrombin), and to detect new business opportunities. Grifols has a specific plasma derivatives catalog for the treatment of diseases such as tetanus and hepatitis B with hyperimmune gammaglobulins.

In addition, Grifols has continued to consolidate sales of other products and services related to diagnostics (Diagnostic division) and hospital logistics (Hospital division) in these markets.

Finally, sales in other geographic regions, including the Asian-Pacific region, Latin America and China, have continued to rise. They grew by 20% in the first half of 2012 to reach 180.9 million euros in pro-forma terms1, representing 13.7% of total sales revenue. On a reported basis3 the increase was 49.6%. Particularly impressive is the 14.8% growth1 recorded in Latin America.

At the commercial level, there has been a significant boost from transferring the commercial distribution of some Talecris plasma derived products, previously performed externally, to Grifols subsidiaries, with the objective of centralizing the commercial effort in those countries and geographic regions in which Grifols has a direct presence, with the resultant cost savings.

All divisions maintain their growth rates

The main engine of growth continues to be rising sales volumes, with prices remaining stable and a slight recovery in some plasma products

In pro-forma terms1, during the first half of 2012 the sales of the Bioscience division grew by 13.8% to 1,163.7 million euros, representing slightly over 88% of total sales revenue. Growth in the sales volume of the main plasma derivatives continues. In addition, the reorganization of the sales force in North America and efforts to gain market share made Grifols the leader in sales of IVIG, Alpha1-antitrypsine, plasma derived factor VIII for Hemophilia A and anti-thrombin in the United States4. On a reported basis3, which include a month of joint Grifols and Talecris activity to June 2011 in the comparatives, sales grew by 123.1%.

Diagnostic increased its sales revenue by 22.5% to 69.6 million euros, and demand continues to rise in markets with dynamic economies on the context of a moderate price recovery. The sales of the Hospital division rose by 4.7% to 51.6 million euros. Growth in this division was hampered by reduced investment in hospital logistics in Spain. These divisions accounted for 5.3% and 3.9% of Grifols total sales revenue, respectively.

The sales of the Raw Materials & Others division, which represent approximately 2.4% of the total, rose to 31.8 million euros due to the reclassification of the royalties that Talecris included in Bioscience and from the sale of raw materials and intermediate products, derived from agreements with Kedrion.

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

Margins and profits

During the first half of 2012, Grifols’ adjusted EBITDA2 rose by 38.8%1 to 419.7 million euros. The reported figures3, which exclude the results for Talecris from January to May 2011 for purposes of comparison, record growth of 158.1%. The gross operating result (EBITDA) taking into account costs associated with the acquisition of Talecris and other non-recurring costs, stood at 402.5 million euros to June 2012, representing a ratio to sales of 30.6%.

During the first half of 2012 some of the synergies forecast by the group were confirmed, delivering improvements to the adjusted2 EBITDA ratio for the third consecutive quarter, with the result that it now stands at 31.9% of sales, compared to 25.6%1 for the same period of 2011.

In this respect, it is important to note the optimization of costs relating to raw material collection, as a result of which the cost per liter of plasma has fallen, contributing to the positive trend in the gross margin. Rising global plasma needs to produce plasma derivatives also made it possible to reduce inventory during the first half of the year.

Yield improvements as a result of improved efficiency in manufacturing processes are being confirmed. From a manufacturing perspective, this improvement is key to producing a greater quantity of finished product per liter of plasma processed. Grifols is also striving to make its use of the intermediate products obtained during plasma fractionation more flexible. The aim is to be able to purify and fill the fractions (intermediate products) generated during the first stage of the manufacturing process at any of the three plants of the group.

This flexibility will enable the manufacturing processes to be optimized, and requires Grifols to hold FDA and EMA licenses, among others. To date, the company has obtained FDA approval to use Fraction II+III (intermediate product) obtained at the Los Angeles plant in the production (purification and filling) of IVIG at the Clayton plant (Gamunex®) and is awaiting authorization to use intermediate product from the Barcelona plant.

Grifols has also requested approval to use Fraction V obtained at the Clayton plant in the production of albumin at Los Angeles, together with the cryoprecipitate (intermediate product) obtained at the Melville plant to produce Koate® factor VIII in Clayton. The FDA approval is expected during the third quarter of 2012.

The EBITDA for the first half has also benefited from the policy of controlling and reducing operating costs, in particular those relating to administration and general services, where synergies have been achieved quickly.

Finally, the net adjusted profit2 stood at 154.6 million euros to June 2012, representing 11.7% of sales. This represents growth of 0.5% on pro-forma terms1 and 102.4% in terms of reported figures3 Taking into account integration costs related to the acquisition of Talecris, net profit would be 133.5 million euros, equivalent to 10.1% of sales.

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

Pro-forma results1 first half of 2012

In millions of euros	6M2012	6M2011	% VAR.	% VAR. CC
SALES	1,316.7	1,143.2	15.2	10.8
Bioscience Division	1,163.7	1,022.5	13.8	9.2
Hospital Division	51.6	49.3	4.7	4.5
Diagnostic Division	69.6	56.8	22.5	20.9
Raw Materials Division & Others	31.8	14.6	117.7	108.3

ADJUSTED[2] EBITDA	419.7	302.4	38.8%
% of sales	31.9%	26.4%
NET ADJUSTED[2] PROFIT	154.6	153.9	0.5%
% of sales	11.7%	13.5%

Reported results3 first half of 2012

In millions of euros	6M2012	6M2011	% VAR.	% VAR. CC
SALES	1,316.7	635.3	107.2	99.5
Bioscience Division	1,163.7	521.5	123.1	114.1
Hospital Division	51.6	49.3	4.7	4.5
Diagnostic Division	69.6	56.8	22.5	20.9
Raw Materials Division & Others	31.8	7.7	314.1	296.2

EBITDA	402.5	96.9	315.4%
% of sales	30.6%	15.2%
ADJUSTED[2] EBITDA	419.7	162.6	158.1%
% of sales	31.9%	25.6%
NET PROFIT	133.5	19.3	591.7%
% of sales	10.1%	3.0%
NET ADJUSTED[2] PROFIT	154.6	76.4	102.4%
% of sales	11.7%	12.0%

Main indicators for the second quarter of 2012

Grifols reported sales from April to June 2012 were 650.0 million euros. In comparison to the figure of 373.9 million euros for the same period of the preceding year, they rose by 73.8%. The Bioscience division contributed 88.7% of sales revenue, with growth of 81.7%, representing a total of 576.5 million euros. The Diagnostic division generated 34.8 million euros, while Hospital accounted for 24.5 million euros. These figures represent 5.4% and 3.8% of the group’s total income, respectively.

Grifols has maintained its strategy of positioning itself in those countries with the best prospects for growth.

By geographical region, the United States and Canada lead growth in sales, with recurring sales (excluding Raw Materials) of close to 406 million euros, equivalent to 62.4% of income. Europe with 145.6 million euros sales and other regions with 90.1 million euros account for 22.4% and 13.9% of total income, respectively

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

Key Balance Sheet indicators to June 2012

Inventory levels maintained

Total consolidated assets to June 2012 amounted to 5,912.4 million euros, compared to 5,543.0 million euros reported in March 2012.

The increase in fixed assets is due primarily to adjustments to fair value estimates, to the various acquisitions and to the capital investments (CAPEX). In particular, Property Plant & Equipment amounted 823.3 million euros, as compared to the figure of 772.5 million euros reported in March 2012. In addition, taking into account the latest modifications and exchange rate variations, the goodwill valuation stood at 1,950.4 million euros.

Management of Inventory levels has made it possible to reduce turnover days to around 290 days at constant exchange rate.

At the same time, the group’s cash positions have risen to 314.6 million euros, confirming the forecast cash flow improvements. Following the approval of the Supplier Payment Plan in Spain, Grifols has received 49 million euros.

Management of working capital has improved as a consequence of the group’s greater exposure to countries with shorter payment periods and the reduction of sales to southern European economies (Spain, Italy, Portugal and Greece) that represents only 13% of total sales. The group’s average payment period fell to 61 days in June 2012.

Capital expenditure

While a significant portion of the planned capital expenditure (CAPEX) to 2015 has already been made, during the first half of 2012 Grifols continued with its existing plan, allocating a total of 71.9 million euros to June 2012. From 2012 to 2015 the group will invest 415 million euros.

The Bioscience division has benefited from over 67 million of investments, with the aim both of improving the structure of plasma collection centers in the United States and progressively expanding its facilities in Spain and the United States.

In this respect, investments to increase the group’s plasma fractionation capacity continue to make good progress. The construction of a new plant in Barcelona and the expansion of the North Carolina plant, among others, will give Grifols an installed plasma fractionation capacity of 12.5 million liters/year in 2015.

At the same time, there are projects under way in the protein purification area, such as the modernization of the Los Angeles facilities for the production of clotting factors VIII and IX, and the expansion of the albumin plant at Clayton, among others.

A key development was the FDA approval for the anti-thrombin production plant in Clayton and the decision by the group to adapt the Los Angeles facilities for the manufacture of IVIG Gamunex®, scheduled to come on stream at the end of 2014.

There are plans to start the construction of a new factory in Brazil for the production of bags for the extraction and storage of blood components such as plasma, red blood cells and platelets. The project will benefit from a planned investment of 5 million euros and has been

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

implemented by a new company named Gri-Cei, in which Grifols has a 60% share, with Brazilian firm Comércio Exportação e Importação de Materiais Médicos Ltda. (CEI) owning the remaining 40%. Construction is expected to take 2 years, and once the plant comes on stream it will enable Grifols to strengthen its manufacturing capacity and consolidate its direct commercial presence in Latin America.

The group has also announced the approval by the Spanish Ministry of Health to sell products manufactured in the expansion of the plant in Murcia (Phase III). This will enable the group to increase its production of intravenous solutions in plastic containers.

Gradual deleveraging contributes to Moody’s rating upgrade

Grifols’ net financial debt at the end of the first half of 2012 stood at 2,654.2 million euros, a ratio of 3.55 times adjusted EBITDA2, lower than the ratio of 4.4 recorded for the same period of 2011.

There have been improvements in the main indicators and financial ratios, which are better than initial estimates and confirm Grifols’ forecast that it will return to the debt levels prior to the purchase of Talecris once the projected synergies have been achieved.

In this respect, Grifols has revised its estimate of the operating synergies following the integration of Talecris, forecasting them to exceed 300 million dollars per year from 2015, compared to the initial forecast of 230 million dollars.

Both of these facts contributed to the decision by Moody’s after the end of the second quarter to upgrade Grifols’ credit rating. As a result, the group has been given a Family Corporate rating of Ba3, with secured senior debt rated Ba2 and unsecured senior debt at B2. The agency has upgraded the group’s outlook to positive.

According to Moody’s, one relevant factor was the early debt repayment of approximately 240 million dollars in February 2012 as part of the modification of the group’s senior debt, a move which reduced its funding costs. The improvement in the ratings was also consolidated by the company’s conservative financial policy, as evidenced by the decision not to pay any dividends in 2012.

The positive outlook from Moody’s assumes that Grifols will continue to reduce its debt levels by improving EBITDA and ongoing reduction in gross debt. It also takes into account the achievement of possible synergies.

The new Moody’s credit ratings are as follows:

	Current (9/07/2012)	Previous
Secured senior debt	Ba2	Ba3
Corporate rating	Ba3	B1
Unsecured senior debt	B2	B3
Outlook	Positive	Stable

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

Equity

To June 2012, Grifols’ share capital amounted to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non-voting shares (Class B). This includes two share issues in 2011 corresponding to the non-monetary payment part for the purchase of Talecris and to the bonus share issue.

Analysis by business area: Positive performance in all divisions

The operating results achieved by the group reflect the positive performance of all divisions, and confirm Grifols’ leadership in the plasma products sector as the world’s third-largest company by sales volume.

Bioscience division: 88.4% of income

•	Sales of 1,163.7 million euros

Represents growth of 13.8% on pro-forma terms1 and 123.1% in terms of reported figures3 with respect to the same period of 2011.

•	Start of operations at San Marcos plasma testing laboratory

This laboratory, in addition to absorbing the increased number of plasma samples for analysis, helps to ensure the safety of the group’s raw material and reduce the possible risk from force majeure.

•	FDA approves new anti-thrombin plant in Clayton

Grifols’ concentrated anti-thrombin (plasma-derived) is the only one to hold an FDA license, and the construction and validation of this plant, located at the Clayton facilities, will support its penetration of the market over the medium term.

•	Grifols to start clinical trial for new inhaled formulation of alpha1-antitrypsin

This clinical safety trial follows the designation of alpha1-antitrypsin as an orphan drug in the treatment of cystic fibrosis and reflects the group’s interest in developing new therapies for the treatment of this chronic pulmonary disease.

Diagnostic division: 5.3% of sales

•	Sales for a total value of 69.6 million euros

This represents growth of 22.5% with respect to the same period of 2011.

•	Cooperation agreement with Shanghai blood bank

One of China’s largest blood transfusion institutions will use the latest technology sold by Grifols for testing blood compatibility: the BLOODchip® genetic test. The Shanghai Blood Bank serves over 20 million people and receives more than 300,000 donations every year.

•	Increased penetration of reagent cards in the United States

Following the launch in 2011 of new reagent and antibody cards specifically developed for the American market, Grifols has strengthened its immunohematology reagents area and is gradually gaining ground in this market, which is the key to the expansion strategy for this division. In addition, Grifols’ DG-Gel have been approved by the Canadian authorities.

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

Hospital division: 4% of sales revenue

•	Sales for a total value of 51.6 million euros

This represents growth of 4.7% with respect to the same period of 2011.

•	Strategy of third-party manufacturing agreements through Grifols Partnership maintained

Grifols manufactures intravenous solution in glass bottles for Italian company Eurospital, helping to consolidate this business area and maximize use of the Barcelona manufacturing facilities.

•	Start of distribution of BlisPack® system in new countries

Following the distribution agreement signed in 2011 with CareFusion, this company has started sales of the BlisPack® system, designed and manufactured by Grifols to automate blister pack cutting and the electronic identification of hospital drugs in a number of countries in Latin America, the Middle East and Asia.

Key events at Grifols during second quarter of 2012

Ordinary General Meeting of Shareholders

In May the company’s shareholders approved the actions of the management team and supported the proposal to allocate to reserves the full profits generated by Grifols S.A. in 2011, an amount totaling 167.3 thousand euros. In addition, the meeting approved the annual accounts and the reelection of 4 directors for a period of 5 years, including Víctor Grifols, President and CEO of the company.

Annual meeting with investors and analysts

In mid-June Grifols held its annual meeting with investors and analysts in Clayton (North Carolina). President and CEO of Grifols, Víctor Grifols, accompanied by the company’s senior executives, met with experts and professionals interested in finding out about the group’s performance.

Grifols reaffirms its social commitment, linking up with Pau Gasol to donate new technology to the Children’s Hospital of Los Angeles

Grifols has linked up with Pau Gasol to introduce new technology to the Pharmacy Service of the Children’s Hospital Los Angeles (USA) which automates the quality control process during the preparation of intravenous drugs for pediatric use. The new Phocus Rx system improves both safety and efficiency.

Modification of the ADS’s exchange ratio

The exchange ratio of the ADS’s listed in NASDAQ has been modified after the end of the quarter. From July 23rd 2012, 1 ADS equals 1 Grifols Class B share.

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

Corporate Responsibility

Committed to research

Grifols’ commitment to research is clearly reflected in the annual results, with spending on R&D similar to the same six-month period of 2011. In total, the group has invested 58.7 million euros, or 4.5% of sales revenue.

Grifols’ commitment to searching for solutions to Alzheimer’s disease (AD) has been expressed through the AMBAR study (“Alzheimer Management By Amyloid Removal”). This trial, which complements two previous trials by the group, involves combining hemapheresis treatment with the administration of albumin and intravenous immunoglobulin (IVIG), two of the main plasma derivatives, at different intervals and in varying doses. It includes approximately 350 patients from both Spain and the United States.

Within this strategy, Grifols has become shareholder of reference of Araclon Biotech with a 51% stake. Araclon’s activity is framed within the search for solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease

In addition, there are two pilot studies to treat advanced cirrhosis and chronic liver failure using albumin. The group also has other ongoing R&D projects considering the use of plasmin in cases of acute, peripheral arterial occlusion and studies into the use of biological glue Fibrin Sealant in different types of surgery, among others.

Finally, there was a presentation at the congress of the European Association of Cardiothoracic Anaesthesiologists (EACTA) of the latest advances in research into anti-thrombin in cardiac surgery.

Environmental management

With respect to the environment, the 2011 environmental management report was published during the first half of 2012, and this includes pro-forma data for Grifols Therapeutics plants (previously Talecris Biotherapeutics), together with the group’s facilities in Switzerland and Australia, its international subsidiaries and donor centers.

As a result, it is possible for the first time to calculate the total volume of greenhouse gases emitted by Grifols, or carbon footprint, which in 2011 was 226,779 of CO2 equivalent tons. Approximately 73% of these emissions come from the consumption of the different energy sources used in manufacturing (primarily electricity and natural gas). For this reason, the priority environmental objectives for the period 2011–2013 include optimizing and/or reducing energy consumption.

Last January, a check on Bioscience division emissions at the Parets del Vallès plant (Barcelona) for 2011 recorded a figure of 23,411 tons of CO2, below the emission allowances allocated to the plant by the government.

A firm commitment to Human Resources

In June 2012 Grifols’ average workforce consisted of 11,016 members of staff, remaining stable since the end of 2011. In particular, the group’s workforce in Spain has increased by over 3% and now exceeds 2,460 employees, although approximately 78% of the group’s staff are now employed outside of Spain, primarily in the United States.

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

Grifols is a model employer and provides equal opportunities for male and female staff. Average length of service is over 6 years, with equal distribution by gender (47% male and 53% female) and an average age of 38 years.

One of Grifols’ key commitments as an employer is to the safety of its staff. At its center is a process of continuous improvement based on the accurate definition of objectives, continuous monitoring of technical and organizational planning in prevention issues, and the application of controls and internal and external audits. Safety training and compliance with national and international regulations are the backbone of Grifols’ strategy.

Training is key to ensuring that every employee, regardless of the job he or she performs, or the nature and length of employment contract, is fully aware of prevention issues and implements this knowledge.

This type of training is complemented by other more specific technical and scientific training, together with business and personal skills development for staff. This training is delivered at the Grifols Academy, at its sites in Phoenix and Barcelona. These centers have been visited by representatives of a number of academic institutions during the first half of 2012, including New York University Stern, the University of Navarre and Philadelphia University, with the aim of familiarizing MBA students specializing in the pharmaceutical industry with Grifols, its business and its values.

About Grifols

Grifols, with presence in more than 100 countries, is a global pharmaceutical company specializing in the Hemotherapy sector, the medical discipline that treats disease using blood components. The company’s class A shares have been listed on the Spanish Stock Exchange (MCE: GRF) since 2006 and have been part of the Ibex-35 since 2008. In 2011, the company listed non-voting class B shares on the Mercado Continuo (MCE: GRF.P) and in NASDAQ-United States via ADRs (NASDAQ: GRFS).

Grifols is the third company worldwide in plasma protein therapies, in terms of capacity after the recent purchase of Talecris, with a balanced and diversified range of products. In upcoming years, the company will strengthen its leadership in the industry as a vertically integrated company, as a result of on-going investment plans. Grifols is the world leader in plasma collection with 147 plasma donor centers in the United States to ensure a continued and reliable supply of human plasma for the production of plasma therapies. In terms of production capacity (fractionation), Grifols owns and operates several plants in Spain and the United States that allow it to respond to the growing market demand. Grifols’ sustained growth will be supported by a strong presence in the United States, Canada and Europe, where upcoming sales are expected to represent 53%, 7% and 26%, respectively.

DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products,

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs.
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4.	Source: MRB

DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

FOLLOWING THE INTEGRATION OF TALECRIS, GRIFOLS HAS REVISED ITS ESTIMATE OF OPERATING SYNERGIES UPWARDS TO MORE THAN 300 MILLION DOLLARS PER YEAR FROM 2015

ADJUSTED EBITDA TO SALES RATIO2 IMPROVES FOR THIRD CONSECUTIVE QUARTER AFTER CONFIRMATION OF SOME OF THE FORECAST SYNERGIES

NET PROFIT REACHES 133.5 MILLION EUROS, UP ALMOST 7 TIMES COMPARED TO THE NET PROFIT ACHIEVED IN JUNE 2011

GRIFOLS LEADS SALES OF PRINCIPAL PROTEINS IN UNITED STATES4: IVIG, ALPHA1-ANTITRYPSIN, AND ANTI-THROMBIN

OVER 90% OF INCOME

GENERATED IN INTERNATIONAL MARKETS. PROPORTION OF SALES REVENUE GENERATED IN SPAIN FALLS TO 9% OF TOTAL

SALES IN THE UNITED STATES AND CANADA HAVE RISEN BY 20.5%1 TO EXCEED 822.7 MILLION EUROS

GRIFOLS HAS REDUCED ITS EXPOSURE TO CERTAIN EUROPEAN ECONOMIES. TAKEN TOGETHER, SPAIN, ITALY, PORTUGAL AND GREECE ACCOUNT FOR 13% OF GLOBAL SALES REVENUE

MOODY’S UPGRADES GRIFOLS’ FAMILY CORPORATE RATING TO Ba3, AND CHANGES OUTLOOK TO POSITIVE

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs .
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4	Source: MRB

2012 FIRST HALF RESULTS

Adjusted EBITDA2 has risen by 38.8%1 to 419.7 million euros in the first half of 2012. The margin has risen by 550 bps1 to 31.9% of sales

Sales have risen by 15.2%1 to exceed 1,316 million euros in the first half of 2012

1. PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST HALF OF 2012

SALES PERFORMANCE: PRO-FORMA1 AND REPORTED RESULTS3

Grifols sales revenue rose by 15.2%, 10.8% constant currency (cc) during the first half of 2012, exceeding 1,316.7 million euros, compared to the figure of 1,143.3 million euros that would have been achieved on a pro-forma basis1 by Grifols and Talecris during the same period of 2011.

Revenues as recorded in the registered, audited financial statements3, which do not include sales by Talecris from January to May 2011 as the acquisition of Talecris took place in June 2011, rose by 107.2%.

The geographical diversification of Grifols’ sales minimizes the potential impact of currency volatility, although during this six-month period the comparison benefited from the valuation of the dollar.

GRIFOLS SALES IN THE UNITED STATES RISE BY OVER 20%

The ongoing internationalization of Grifols and the shift in the geographical origin of sales following the purchase of Talecris have enabled the group to generate over 90% of its income outside of Spain, a total of 1,198.1 million euros during the first half of 2012. There has been a gradual reduction of the proportion of sales accounted for by Spain, falling to 9%, compared with a figure of 19.5%3 for the first half of 2011.

Sales revenue in the European Union remained stable at 22.6%1 of total sales, amounting to 296.9 million euros. In reported terms3, this represents growth of 20.6% (-3.6% pro-forma). A major initiative has seen the reorganization of the group’s European sales teams, with the aim of optimizing resources and harmonizing commercial interests. Furthermore, Grifols has limited its exposure to certain European economies, with Spain, Italy, Portugal and Greece representing approximately 13% of global sales revenue.

At the same time, in the United States and Canada recurring Grifols sales (excluding Raw Materials) grew by 20.5% (14.2% cc) in pro-forma terms1 to 822.7 million euros, representing 62.5% of total income. This is an increase of 208.7% on a reported basis3.

Having consolidated a new mixed commercial structure (which combines marketing and sales) and after expanding and integrating its portfolio of plasma products, the company has gradually gained market share and positioned itself as a leader in the sector in North America. An understanding of the needs of medical and hospital professionals enables the group to provide specific, integrated solutions via 3 differentiated product lines: immunology, pulmonology and hematology (factor VIII, factor IX, anti-thrombin), and to detect new business opportunities. Grifols has a specific plasma derivatives catalog for the treatment of diseases such as tetanus and hepatitis B with hyperimmune gammaglobulins.

In addition, Grifols has continued to consolidate sales of other products and services related to diagnostics (Diagnostic division) and hospital logistics (Hospital division) in these markets.

Finally, sales in other geographic regions, including the Asian-Pacific region, Latin America and China, have continued to rise. They grew by 20% in the first half of 2012 to reach 180.9 million euros in pro-forma terms1, representing 13.7% of total sales revenue. On a reported basis3 the increase was 49.6%. Particularly impressive is the 14.8% growth1 recorded in Latin America.

At the commercial level, there has been a significant boost from transferring the commercial distribution of some Talecris plasma derived products, previously performed externally, to Grifols subsidiaries, with the objective of centralizing the commercial effort in those countries and geographic regions in which Grifols has a direct presence, with the resultant cost savings.

ALL DIVISIONS MAINTAIN THEIR GROWTH RATES

The main engine of growth continues to be rising sales volumes, with prices remaining stable and a slight recovery in some plasma products.

In pro-forma terms1, during the first half of 2012 the sales of the Bioscience division grew by 13.8% to 1,163.7 million euros, representing slightly over 88% of total sales revenue. Growth in the sales volume of the main plasma derivatives continues. In addition, the reorganization of the sales force in North America and efforts to gain market share made Grifols the leader in sales of IVIG, Alpha1-Antitrypsine, plasma derived factor VIII for Hemophilia A and anti-thrombin in the United States4. On a reported basis3, which include a month of joint Grifols and Talecris activity to June 2011 in the comparatives, sales grew by 123.1%.

Diagnostic increased its sales revenue by 22.5% to 69.6 million euros, and demand continues to rise in markets with dynamic economies on the context of a moderate price recovery. The sales of the Hospital division rose by 4.7% to 51.6 million euros. Growth in this division was hampered by reduced investment in hospital logistics in Spain. These divisions accounted for 5.3% and 3.9% of Grifols total sales revenue, respectively.

The sales of the Raw Materials & Others division, which represent approximately 2.4% of the total, rose to 31.8 million euros due to the reclassification of the royalties that Talecris included in Bioscience and from the sale of raw materials and intermediate products, derived from agreements with Kedrion.

First Gamunex® units with the Grifols’ brand, produced at the Clayton facility, North Carolina.

REPORTED SALES3 BY DIVISION, FIRST HALF OF 2012

IN THOUSANDS OF EUROS 1H2012 % sales 1H2011 % sales % Var. % Var. CC*

BIOSCIENCE 1,163,696 88.4% 521,538 82.1% 123.1% 114.1%

HOSPITAL 51,591 3.9% 49,289 7.8% 4.7% 4.5%

DIAGNOSTIC 69,603 5.3% 56,831 8.9% 22.5% 20.9%

RAW MATERIALS

AND OTHERS 31,815 2.4% 7,683 1.2% 314.1% 296.2%

TOTAL 1,316,705 100.0% 635,341 100.0% 107.2% 99.5%

REPORTED SALES3 BY REGION, FIRST HALF OF 2012

IN THOUSANDS OF EUROS 1H2012 % sales 1H2011 % sales % Var. % Var. CC*

EU 296,958 22.6% 246,144 38.7% 20.6% 20.5%

US + CANADA 822,715 62.5% 266,547 42.0% 208.7% 192.6%

R.O.W. 180,989 13.7% 120,992 19.0% 49.6% 45.2%

SUBTOTAL 1,300,662 98.8% 633,683 99.7% 105.3% 97.6%

RAW MATERIALS 16,043 1.2% 1,658 0.3% 867.5% 816.6%

TOTAL 1,316,705 100.0% 635,341 100.0% 107.2% 99.5%

*	Constant Currency (cc) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific region

MARGINS AND PROFITS

During the first half of 2012, Grifols’ adjusted EBITDA2 rose by 38.8%1 to 419.7 million euros. The reported figures3, which exclude the results for Talecris from January to May 2011 for purposes of comparison, record growth of 158.1%. The gross operating result (EBITDA) taking into account costs associated with the acquisition of Talecris and other non-recurring costs, stood at 402.5 million euros to June 2012, representing a ratio to sales of 30.6%.

During the first half of 2012 some of the synergies forecast by the group were confirmed, delivering improvements to the adjusted2 EBITDA ratio for the third consecutive quarter, with the result that it now stands at 31.9% of sales, compared to 25.6%1 for the same period of 2011.

In this respect, it is important to note the optimization of costs relating to raw material collection, as a result of which the cost per liter of plasma has fallen, contributing to the positive trend in gross margin. Rising global plasma needs to produce plasma derivatives also made it possible to reduce inventory during the first half of the year.

Yield improvements as a result of improved efficiency in manufacturing processes are being confirmed. From a manufacturing perspective, this improvement is key to producing a greater quantity of finished product per liter of plasma processed. Grifols is also striving to make its use of the intermediate products obtained during plasma fractionation more flexible. The aim is to be able to purify and fill the fractions (intermediate products) generated during the first stage of the manufacturing process at any of the three plants of the group.

This flexibility will enable the manufacturing processes to be optimized, and requires Grifols to hold FDA and EMA licenses, among others. To date, the company has obtained FDA approval to use Fraction II+III (intermediate product) obtained at the Los Angeles plant in the production (purification and filling) of IVIG at the Clayton plant (Gamunex®) and is awaiting authorization to use intermediate product from the Barcelona plant.

Grifols has also requested approval to use Fraction V obtained at the Clayton plant in the production of albumin at Los Angeles, together with the cryoprecipitate (intermediate product) obtained at the Melville plant to produce Koate® factor VIII in Clayton. The FDA approval is expected during the third quarter of 2012.

The EBITDA for the first half has also benefited from the policy of controlling and reducing operating costs, in particular those relating to administration and general services, where synergies have been achieved quickly.

Finally, the net adjusted profit2 stood at 154.6 million euros to June 2012, representing 11.7% of sales. This represents growth of 0.5% on pro-forma terms1 and 102.4% in terms of reported figures3. Taking into account integration costs related to the acquisition of Talecris, net profit would be 133.5 million euros, equivalent to 10.1% of sales.

PRO-FORMA RESULTS1 FIRST HALF OF 2012

1H2012 1H2011 % VAR.

REVENUES 1,316.7 1,143.3 15.2%

ADJUSTED EBITDA 419.7 302.4 38.8%

% ON SALES 31.9% 26.4%

ADJUSTED NET PROFIT

FOR THE GROUP 154.6 153.9 0.5%

% ON SALES 11.7% 13.5%

REPORTED RESULTS3 FIRST HALF OF 2012

1H2012 1H2011 % VAR.

EBITDA 402.5 96.9 315.4%

% ON SALES 30.6% 15.2%

ADJUSTED EBITDA 419.7 162.6 158.1%

% ON SALES 31.9% 25.6%

NET PROFIT FOR THE

GROUP 133.5 19.3 591.7%

% ON SALES 10.1% 3.0%

ADJUSTED NET PROFIT

FOR THE GROUP 154.6 76.4 102.4%

% ON SALES 11.7% 12.0%

2. MAIN INDICATORS FOR

THE SECOND QUARTER OF 2012

Grifols reported sales from April to June 2012 were 650.0 million euros. In comparison to the figure of 373.9 million euros for the same period of the preceding year, they rose by 73.8%. The Bioscience division contributed 88.7% of sales revenue, with growth of 81.7%, representing a total of 576.5 million euros. The Diagnostic division generated 34.8 million euros, while Hospital accounted for 24.5 million euros. These figures represent 5.4% and 3.8% of the group’s total income, respectively.

Grifols has maintained its strategy of positioning itself in those countries with the best prospects for growth.

By geographical region, the United States and Canada lead growth in sales, with recurring sales (excluding Raw Materials) of close to 406 million euros, equivalent to 62.4% of income. Europe with 145.6 million euros sales and other regions with 90.1 million euros account for 22.4% and 13.9% of total income, respectively.

REPORTED SALES3 BY DIVISION, SECOND QUARTER OF 2012

IN THOUSANDS OF EUROS 2Q12 %sales 2Q11 %sales % VAR % VAR CC

BIOSCIENCE 576,487 88.7% 317,295 84.9% 81.7% 69.8%

HOSPITAL 24,544 3.8% 25,216 6.7% -2.7% -3.1%

DIAGNOSTIC 34,853 5.4% 26,911 7.2% 29.5% 26.6%

RAW MATERIALS

AND OTHERS 14,139 2.1% 4,487 1.2% 215.1% 191.7%

TOTAL 650,023 100.0% 373,909 100.0% 73.8% 63.2%

REPORTED SALES3 BY REGION, SECOND QUARTER OF 2012

IN THOUSANDS OF EUROS 2Q12 %sales 2Q11 %sales % VAR % VAR CC

EU 145,603 22.4% 130,228 34.8% 11.8% 11.5%

US + CANADA 405,907 62.4% 178,295 47.7% 127.7% 108.6%

R.O.W. 90,145 13.9% 64,538 17.3% 39.7% 32.5%

SUBTOTAL 641,655 98.7% 373,061 99.8% 72.0% 61.5%

RAW MATERIALS 8,368 1.3% 848 0.2% 886.8% 803.8%

TOTAL 650,023 100.0% 373,909 100.0% 73.8% 63.2%

*	Constant Currency (cc) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific region

3. KEY BALANCE SHEET

INDICATORS TO JUNE 2012

INVENTORY LEVELS MAINTAINED

Total consolidated assets to June 2012 amounted to 5,912.4 million euros, compared to 5,543.0 million euros reported in March 2012.

The increase in fixed assets is due primarily to adjustments to fair value estimates, to the various acquisitions and to the capital investments (CAPEX).

In particular, Property Plant & Equipment amounted 823.2 million euros, as compared to the figure of 772.5 million euros reported in March 2012. In addition, taking into account the latest modifications and and exchange rate variations, the goodwill valuation stood at 1,950.4 million euros.

Management of Inventory levels has made it possible to reduce turnover days to around 290 days at constant exchange rate.

At the same time, the group’s cash positions have risen to 314.6 million euros, confirming the forecast cash flow improvements. Following the approval of the Supplier Payment Plan in Spain, Grifols has received 49 million euros

Management of working capital has improved as a consequence of the group’s greater exposure to countries with shorter payment periods and the reduction of sales to southern European economies (Spain, Italy, Portugal and Greece) that represents only 13% of total sales. The group’s average payment period fell to 61 days in June 2012.

CAPITAL EXPENDITURE

While a significant portion of the planned capital expenditure (CAPEX) to 2015 has already been made, during the first half of 2012 Grifols continued with its existing plan, allocating a total of 71.9 million euros to June 2012. From 2012 to 2015 the group will invest 415 million euros.

The Bioscience division has benefited from over

67 million of investments, with the aim both of improving the structure of plasma collection centers in the United States and progressively expanding its facilities in Spain and the United States.

In this respect, investments to increase the group’s plasma fractionation capacity continue to make good progress. The construction of a new plant in Barcelona and the expansion of the North Carolina plant, among others, will give Grifols an installed plasma fractionation capacity of 12.5 million liters/ year in 2015.

At the same time, there are projects under way in the protein purification area, such as the modernization of the Los Angeles facilities for the production of clotting factors VIII and IX, and the expansion of the albumin plant at Clayton, among others.

A key development was the FDA approval for the anti-thrombin production plant in Clayton and the decision by the group to adapt the Los Angeles facilities for the manufacture of IVIG Gamunex®, scheduled to come on stream at the end of 2014.

There are plans to start the construction of a new factory in Brazil for the production of bags for the extraction and storage of blood components such as plasma, red blood cells and platelets. The project will benefit from a planned investment of 5 million euros and has been implemented by a new company named Gri-Cei, in which Grifols has a 60% share, with Brazilian firm Comércio Exportação e Importação de Materiais Médicos Ltda (CEI) owning the remaining 40%. Construction is expected to take 2 years, and once the plant comes on stream it will enable Grifols to strengthen its manufacturing capacity and consolidate its direct commercial presence in Latin America.

The group has also announced the approval by the Spanish Ministry of Health to sell products manufactured in the expansion of the plant in Murcia (Phase III). This will enable the group to increase its production of intravenous solutions in plastic containers.

GRADUAL DELEVERAGING CONTRIBUTES TO MOODY’S RATING UPGRADE

Grifols’ net financial debt at the end of the first half of 2012 stood at 2,654.2 million euros, a ratio of 3.55 times adjusted EBITDA2, lower than the ratio of 4.4 recorded for the same period of 2011.

There have been improvements in the main indicators and financial ratios, which are better than initial estimates and confirm Grifols’ forecast that it will return to the debt levels prior to the purchase of Talecris once the projected synergies have been achieved.

In this respect, Grifols has revised its estimate of the operating synergies following the integration of Talecris, forecasting them to exceed 300 million dollars per year from 2015, compared to the initial forecast of 230 million dollars.

Both of these facts contributed to the decision by Moody’s after the end of the second quarter to upgrade Grifols’ credit rating. As a result, the group has been given a Family Corporate rating of Ba3, with secured senior debt rated Ba2 and unsecured senior debt at B2. The agency has upgraded the group’s outlook to positive.

According to Moody’s, one relevant factor was the early debt repayment of approximately 240 million dollars in February 2012 as part of the modification of the group’s senior debt, a move which reduced its funding costs. The improvement in the ratings was also consolidated by the company’s conservative financial policy, as evidenced by the decision not to pay any dividends in 2012.

The positive outlook from Moody’s assumes that Grifols will continue to reduce its debt levels by improving EBITDA and ongoing reduction in gross debt. It also takes into account the achievement of possible synergies.

EQUITY

To June 2012, Grifols’ share capital amounted to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non-voting shares (Class B). This includes two share issues in 2011 corresponding to the non-monetary payment part for the purchase of Talecris and to the bonus share issue.

THE NEW MOODY’S CREDIT RATINGS ARE AS FOLLOWS:

Current (9/07/2012) Previous

SECURED SENIOR DEBT Ba2 Ba3

CORPORATE RATING Ba3 B1

UNSECURED SENIOR DEBT B2 B3

OUTLOOK POSITIVE ESTABLE

4. ANALYSIS BY BUSINESS

AREA:

POSITIVE PERFORMANCE IN ALL DIVISIONS

The operating results achieved by the group reflect the positive performance of all divisions, and confirm Grifols’ leadership in the plasma products sector as the world’s third-largest company by sales volume.

BIOSCIENCE DIVISION: 88.4% OF INCOME

• Sales of 1,163.7 million euros. Represents growth of 13.8% on pro-forma terms1 and 123.1% in terms of reported figures3 with respect to the same period of 2011.

• Start of operations at San Marcos plasma testing laboratory. This laboratory, in addition to absorbing the increased number of plasma samples for analysis, helps to ensure the safety of the group’s raw material and reduce the possible risk from force majeure.

• FDA approves new anti-thrombin plant in

Clayton. Grifols’ concentrated anti-thrombin (plasma-derived) is the only one to hold an FDA license, and the construction and validation of this plant, located at the Clayton facilities, will support its penetration of the market over the medium term.

• Grifols to start clinical trial for new inhaled formulation of alpha1-antitrypsin. This clinical safety trial follows the designation of alpha1-antitrypsin as an orphan drug in the treatment of cystic fibrosis and reflects the group’s interest in developing new therapies for the treatment of this chronic pulmonary disease.

DIAGNOSTIC DIVISION: 5.3% OF SALES

• Sales for a total value of 69.6 million euros.

This represents growth of 22.5% with respect to the same period of 2011.

• Cooperation agreement with Shanghai blood bank. One of China’s largest blood transfusion institutions will use the latest technology sold by Grifols for testing blood compatibility: the BLOODchip® genetic test. The Shanghai Blood Bank serves over 20 million people and receives more than 300,000 donations every year.

• Increased penetration of reagent cards in the

United States. Following the launch in 2011 of new reagent and antibody cards specifically developed for the American market, Grifols has strengthened its immunohematology reagents area and is gradually gaining ground in this market, which is the key to the expansion strategy for this division. In addition, Grifols’ DG-Gel® have been approved by the Canadian authorities.

HOSPITAL DIVISION: 4% OF SALES REVENUE

• Sales for a total value of 51.6 million euros.

This represents growth of 4.7% with respect to the same period of 2011.

• Strategy of third-party manufacturing agreements through Grifols Partnership maintained. Grifols manufactures intravenous solution in glass bottles for Italian company Eurospital, helping to consolidate this business area and maximize use of the Barcelona manufacturing facilities.

• Start of distribution of BlisPack ® system in new countries. Following the distribution agreement signed in 2011 with CareFusion, this company has started sales of the BlisPack® system, designed and manufactured by Grifols to automate blister pack cutting and the electronic identification of hospital drugs in a number of countries in Latin America, the Middle East and Asia.

5. KEY EVENTS AT GRIFOLS

DURING SECOND QUARTER OF 2012

ORDINARY GENERAL MEETING OF SHAREHOLDERS

In May the company’s shareholders approved the actions of the management team and supported the proposal to allocate to reserves the full profits generated by Grifols S.A. in 2011, an amount totaling 167.3 thousand euros. In addition, the meeting approved the annual accounts and the reelection of 4 directors for a period of 5 years, including Víctor Grifols, President and CEO of the company.

GRIFOLS REAFFIRMS ITS SOCIAL COMMITMENT, LINKING UP WITH PAU GASOL TO DONATE NEW

TECHNOLOGY TO THE CHILDREN’S HOSPITAL OF LOS ANGELES

Grifols has linked up with Pau Gasol to introduce new technology to the Pharmacy Service of the Children’s Hospital Los Angeles (USA) which automates the quality control process during the preparation of intravenous drugs for pediatric use. The new Phocus Rx system improves both safety and efficiency.

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ANNUAL MEETING WITH INVESTORS AND ANALYSTS

In mid-June Grifols held its annual meeting with investors and analysts in Clayton (North Carolina). President and CEO of Grifols, Víctor Grifols, accompanied by the company’s senior executives, met with experts and professionals interested in finding out about the group’s performance.

MODIFICATION OF THE ADS’S EXCHANGE RATIO

The exchange ratio of the ADS’s listed in NASDAQ has been modified after the end of the quarter. From July 23rd 2012, 1 ADS equals 1 Grifols Class B share.

6. CORPORATE

RESPONSIBILITY

COMMITTED TO RESEARCH

Grifols’ commitment to research is clearly reflected in the annual results, with spending on R&D similar to the same six-month period of 2011. In total, the group has invested 58.7 million euros, or 4.5% of sales revenue.

Grifols’ commitment to searching for solutions to Alzheimer’s disease (AD) has been expressed through the AMBAR study (“Alzheimer Management By Amyloid Removal”). This trial, which complements two previous trials by the group, involves combining hemapheresis treatment with the administration of albumin and intravenous immunoglobulin (IVIG), two of the main plasma derivatives, at different intervals and in varying doses. It includes approximately 350 patients from both Spain and the United States.

Within this strategy, Grifols has become shareholder of reference of Araclon Biotech with a 51% stake. Araclon’s activity is framed within the search for solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease

In addition, there are two pilot studies to treat advanced cirrhosis and chronic liver failure using albumin. The group also has other ongoing R&D projects considering the use of plasmin in cases of acute, peripheral arterial occlusion and studies into the use of biological glue Fibrin Sealant in different types of surgery, among others.

Finally, there was a presentation at the congress of the European Association of Cardiothoracic Anaesthesiologists (EACTA) of the latest advances in research into anti-thrombin in cardiac surgery.

ENVIRONMENTAL MANAGEMENT

With respect to the environment, the 2011 environmental management report was published during the first half of 2012, and this includes pro-forma data for Grifols Therapeutics plants (previously Talecris Biotherapeutics), together with the group’s facilities in Switzerland and Australia, its international subsidiaries and donor centers.

As a result, it is possible for the first time to calculate the total volume of greenhouse gases emitted by Grifols, or carbon footprint, which in 2011 was 226,779 of CO equivalent tons.

2

Approximately 73% of these emissions come from the consumption of the different energy sources used in manufacturing (primarily electricity and natural gas). For this reason, the priority environmental objectives for the period 2011–2013 include optimizing and/or reducing energy consumption.

During the first half of 2012, the following objectives established as part of this plan were achieved:

• Installation of new water filtration system in the refrigeration towers at the Clayton plant (North Carolina), which will reduce the consumption and use of chemical products. As a result, around 27,000 m3 of water has been recycled from the water distilleries. In addition, fuel oil has been replaced by gas oil as a back up to the use of natural gas in boilers.

• Construction of an Ethanol distillation tower to

start shortly at Los Angeles plant (California). This new facility will recycle 1.4 million liters of this product per year that were previously managed as waste, leading to a substantial reduction in expenditure on this raw material. In addition, acetone is no longer used in the albumin purification process, and a high-efficiency boiler has been installed to replace two smaller ones, reducing emissions of nitrogen oxides.

• In Spain, the new facilities at Las Torres de Cotillas

(Murcia) for the manufacture of parenteral solutions in polypropylene bags are now operational. This material generates less waste, the lower weight means less raw materials are consumed, and it has a lower environmental impact than PVC.

Last January, a check on Bioscience division emissions at the Parets del Vallès plant (Barcelona) for 2011 recorded a figure of 23,411 tons of CO , below the emission allowances allocated to the plant 2 by the government.

A FIRM COMMITMENT TO HUMAN RESOURCES

In June 2012 Grifols’ average workforce consisted of 11,016 members of staff, remaining stable since the end of 2011. In particular, the group’s workforce in Spain has increased by over 3% and now exceeds 2,460 employees, although approximately 78% of the group’s staff are now employed outside of Spain, primarily in the United States.

Grifols is a model employer and provides equal opportunities for male and female staff. Average length of service is over 6 years, with equal distribution by gender (47% male and 53% female) and an average age of 38 years.

Geographical distribution 2012

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Seniority (years)

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One of Grifols’ key commitments as an employer is to the safety of its staff. At its center is a process of continuous improvement based on the accurate definition of objectives, continuous monitoring of technical and organizational planning in prevention issues, and the application of controls and internal and external audits. Safety training and compliance with national and international regulations are the backbone of Grifols’ strategy.

Training is key to ensuring that every employee, regardless of the job he or she performs, or the nature and length of employment contract, is fully aware of prevention issues and implements this knowledge.

This type of training is complemented by other more specific technical and scientific training, together with business and personal skills development for staff. This training is delivered at the Grifols Academy, at its sites in Phoenix and Barcelona. These centers have been visited by representatives of a number of academic institutions during the first half of 2012, including New York University Stern, the University of Navarre and Philadelphia University, with the aim of familiarizing MBA students specializing in the pharmaceutical industry with Grifols, its business and its values.

7. PRO-FORMA1 SALES FIRST HALF OF 2012

PRO-FORMA SALES1 BY DIVISION, FIRST HALF OF 2012

IN THOUSANDS OF EUROS 1H2012 % sales 1H2011 % sales % Var. % Var. CC*

BIOSCIENCE 1,163,696 88.4% 1,022,517 89.4% 13.8% 9.2%

HOSPITAL 51,591 3.9% 49,289 4.3% 4.7% 4.5%

DIAGNOSTIC 69,603 5.3% 56,831 5.0% 22.5% 20.9%

RAW MATERIALS

AND OTHERS 31,815 2.4% 14,617 1.3% 117.7% 108.3%

TOTAL 1,316,705 100.0% 1,143,254 100.0% 15.2% 10.8%

PRO-FORMA SALES1 BY REGION, FIRST HALF OF 2012

IN THOUSANDS OF EUROS 1H2012 % sales 1H2011 % sales % Var. % Var. CC*

EU 296,958 22.6% 308,128 27.0% -3.6% -3.7%

US + CANADA 822,715 62.5% 682,651 59.7% 20.5% 14.2%

R.O.W. 180,989 13.7% 150,817 13.2% 20.0% 16.5%

SUBTOTAL 1,300,662 98.8% 1,141,596 99.9% 13.9% 9.7%

RAW MATERIALS 16,043 1.2% 1,658 0.1% 867.5% 816.6%

TOTAL 1,316,705 100.0% 1,143,254 100.0% 15.2% 10.8%

*	Constant Currency (cc) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific region

PROFIT AND LOSS ACCOUNT REPORTED3

IN THOUSANDS OF EUROS 1H2012 1H2011 % var.

TOTAL REVENUE 1,316,705 635,341 107.2%

COST OF SALES (650,698) (349,400) 86.2%

GROSS PROFIT 666,007 285,941 132.9%

% ON SALES 50.6% 45.0% R&D (58,702) (30,165) 94.6%

SGA (268,410) (187,047) 43.5%

OPERATING EXPENSES (327,112) (217,212) 50.6%

OPERATING PROFIT 338,895 68,729 393.1%

% ON SALES 25.7% 10.8%

FINANCIAL RESULT (133,780) (41,962) 218.8%

SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES (758) (807) -6.1%

PROFIT BEFORE TAX 204,357 25,960 687.2%

% ON SALES 15.5% 4.1%

INCOME TAX EXPENSE (70,907) (7,347) 865.1%

NET PROFIT FOR THE YEAR 133,450 18,613 617.0%

PROFIT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS 46 656 -93.0%

GROUP NET PROFIT 133,496 19,269 592.8%

% ON SALES 10.1% 3.0%

EBITDA 402,484 96,884 315.4%

% ON SALES 30.6% 15.2%

ADJUSTED EBITDA 3 419,672 162,596 158.1%

% ON SALES 31.9% 25.6%

BALANCE SHEET

IN THOUSANDS OF EUROS June 2012 March 2012

ASSETS

NON-CURRENT ASSETS 4,015,645 3,770,105

GOODWILL AND OTHER INTANGIBLE 2,989,366 2,808,585

FIXED ASSETS 823,251 772,513

OTHER NON-CURRENT ASSETS 203,028 189,007

CURRENT ASSETS 1,896,772 1,772,920

INVENTORIES 1,032,953 996,178

TRADE AND OTHER RECEIVABLES 506,722 556,479

OTHER CURRENT FINANCIAL ASSETS 26,943 29,167

OTHER CURRENT ASSETS 15,514 26,128

CASH AND CASH EQUIVALENTS 314,640 164,968

TOTAL ASSETS 5,912,417 5,543,025

LIABILITIES

EQUITY 1,837,834 1,684,728

CAPITAL 117,882 117,882

SHARE PREMIUM RESERVE 890,355 890,355

RESERVES 619,063 618,566

TREASURY STOCK (1,929) (1,929)

EARNINGS 133,496 67,529

NON-CONTROLLING INTEREST 6,557 2,461

OTHER COMPREHENSIVE INCOME 72,410 (10,136)

NON-CURRENT LIABILITIES 3,396,693 3,197,485

FINANCIAL LIABILITIES 2,800,964 2,643,364

OTHER NON-CURRENT LIABILITIES 595,729 554,121

CURRENT LIABILITIES 677,890 660,812

FINANCIAL LIABILITIES 209,274 190,238

OTHER CURRENT LIABILITIES 468,643 470,574

TOTAL EQUITY AND LIABILITIES 5,912,417 5,543,025

GROUP CASH FLOW STATEMENT

IN THOUSANDS OF EUROS 1H12 1H11

NET INCOME 133,496 19,269

DEPRECIATION AND AMORTIZATION 63,589 28,156

NET PROVISIONS 4,815 14,455

OTHER ADJUSTMENTS 44,699 30,818

CHANGES IN INVENTORIES 13,767 752

CHANGES IN TRADE RECEIVABLES (4,912) (67,041)

CHANGES IN TRADE PAYABLES (40,924) (9,715)

CHANGE IN OPERATING WORKING CAPITAL (32,069) (76,004)

NET CASH FLOW FROM OPERATING ACTIVITIES 214,530 16,694

BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (7,642) (1,615,417)

CAPEX (71,931) (47,838)

R&D/OTHER INTANGIBLE ASSETS (6,632) (5,000)

OTHER CASH INFLOW /(OUTFLOW) 84,811 68,016

NET CASH FLOW FROM INVESTING ACTIVITIES (1,394) (1,600,239)

FREE CASH FLOW 213,136 (1,583,545)

ISSUE (PURCHASE) OF EQUITY (2) (2,264)

ISSUE (REPAYMENT) OF DEBT (191,559) 2,235,339

OTHER CASH FLOWS FROM FINANCING ACTIVITIES (54,206) (287,203)

NET CASH FLOW FROM FINANCING ACTIVITIES (245,767) 1,945,872

TOTAL CASH FLOW (32,631) 362,327

CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 340,586 239,649

EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 6,685 (18,184)

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 314,640 583,792

GRIFOLS

(BASE 100, FROM JANUARY 1 TO JUNE 30 2012)

180
170
160
150
140
130
120
110
100
90
80
70
2012
Feb
Mar
Abr
May
Jun
GRIFOLS B 176,90
GRIFOLS 153,77
IBEX 82,91

FIRST HALF 2012 REPORT

21

GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35

(BASE 100, FROM JANUARY 1 TO JUNE 30 2012)

1	Pro-forma data are unaudited comparative figures corresponding to the first half of 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.
2	Excluding costs associated with the purchase of Talecris and other non-recurring costs .
3	Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 1 month of consolidation (June 2011).
4	Source: MRB

Grifols, S.A. and Subsidiaries

Condensed Consolidated Interim Financial Statements

For the three-and six-month periods ended 30 June 2012

Together with the Report of Independent Registered Public Accounting Firm

KPMG Auditores, S.L. Torre Realia

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

  Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of June 30, 2012, the related condensed consolidated income statements and consolidated statements of comprehensive income for the three- and six- month periods ended June 30, 2012 and 2011, statements of changes in consolidated equity and consolidated statements of cash flow for the six- month periods ended June 30, 2012 and 2011. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for thern to be in conformity with IAS 34, interim Financial Reporting as issued by the International Accounting Standards Board.

/s/ KPMG Auditores, S.L.

Barcelona, Spain, July 30, 2012

GRIFOLS, S.A. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the

three- and six-month periods ended 30 June 2012

CONTENTS

Condensed Consolidated Interim Financial Statements
• Balance Sheet
• Income Statement
• Consolidated Comprehensive Income Statement
• Statement of Cash Flows
• Statement of Changes in Net Equity

Notes to Condensed Consolidated Interim Financial Statements

(1)	General Information
(2)	Basis of Presentation and Accounting Principles Applied
(3)	Changes in the composition of the Group
(4)	Financial Risk Management Policy
(5)	Segment Reporting
(6)	Goodwill
(7)	Other Intangible Assets and Property, Plant and Equipment
(8)	Trade and Other Receivables
(9)	Cash and Cash equivalents
(10)	Capital and Reserves
(11)	Non-controlling Interests
(12)	Financial Liabilities
(13)	Financial Income and Expenses
(14)	Income Tax
(15)	Discontinued Operation
(16)	Commitments and Contingencies
(17)	Related Parties
(18)	Expenses by Nature
(19)	Subsequent Events

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 30 June 2012 and 31 December 2011

Assets	30/06/12	31/12/11
	(unaudited)
	(expressed in thousands of euros)
Non-current assets
Intangible assets
Goodwill (note 6)	1,950,389	1,895,101
Other intangible assets (note 7)	1,038,977	1,008,307

Total intangible assets	2,989,366	2,903,408
Property, plant and equipment (note 7)	823,251	775,869
Investments in equity accounted investees	1,715	1,001
Non-current financial assets	14,416	12,401
Deferred tax assets	186,897	185,824

Total non-current assets	4,015,645	3,878,503

Current assets
Inventories	1,032,953	1,030,341
Trade and other receivables
Trade receivables (note 8)	413,466	408,263
Other receivables (note 8)	49,296	108,616
Current income tax assets	43,960	15,110

Trade and other receivables	506,722	531,989
Other current financial assets	26,943	16,904
Other current assets	15,514	9,395
Cash and cash equivalents (note 9)	314,640	340,586

Total current assets	1,896,772	1,929,215

Total assets	5,912,417	5,807,718

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 30 June 2012 and 31 December 2011

Equity and liabilities	30/06/12	31/12/11
	(unaudited)
	(expressed in thousands of euros)
Equity
Share capital (note 10)	117,882	117,882
Share premium (note 10)	890,355	890,355
Reserves (note 10)
Accumulated gains	569,847	518,775
Other reserves	49,216	49,499

Total reserves	619,063	568,274
Own shares (note 10)	(1,929)	(1,927)
Profit for the period / year attributable to the Parent	133,496	50,307

Total	1,758,867	1,624,891
Cash flow hedges	(30,824)	(21,184)
Translation differences	103,234	58,800

Other comprehensive income	72,410	37,616

Equity attributable to the Parent	1,831,277	1,662,507
Non-controlling interests (note 11)	6,557	2,487

Total equity	1,837,834	1,664,994

Liabilities
Non-current liabilities
Grants	1,915	1,366
Provisions	4,599	11,052
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,702,437	2,809,225
Other financial liabilities	98,527	136,563

Total non-current financial liabilities (note 12)	2,800,964	2,945,788

Deferred tax liabilities	589,215	538,441

Total non-current liabilities	3,396,693	3,496,647

Current liabilities

Provisions	89,235	81,112
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	204,646	147,789
Other financial liabilities	4,601	14,507

Total current financial liabilities (note 12)	209,247	162,296
Debts with associates	3,469	2,435
Trade and other payables
Suppliers	249,769	280,722
Other payables	27,866	27,335
Current income tax liabilities	31,770	4,691

Total trade and other payables	309,405	312,748
Other current liabilities	66,534	87,486

Total current liabilities	677,890	646,077

Total liabilities	4,074,583	4,142,724

Total equity and liabilities

	5,912,417	5,807,718

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the three- and six-month periods ended 30 June 2012 and 2011

	Six-Months’ Ended		Three-Months’ Ended
	30/06/12	30/06/11	30/06/12	30/06/11
	(unaudited)		(unaudited)
		(restated) *
	(expressed in thousands of euros)		(expressed in thousands of euros)
Continuing Operations
Net revenue (note 5)	1,316,705	635,341	650,023	373,909
Cost of sales	(650,698)	(349,400)	(315,205)	(207,490)

Gross Profit	666,007	285,941	334,818	166,419
Research and Development	(58,702)	(30,165)	(30,368)	(18,679)
Sales, General and Administration expenses	(268,410)	(187,047)	(136,625)	(131,327)

Operating Expenses	(327,112)	(217,212)	(166,993)	(150,006)
Operating Results from operating activities	338,895	68,729	167,825	16,413
Finance income	1,354	1,761	(1,051)	1,171
Finance expenses	(149,368)	(55,546)	(67,932)	(42,022)
Change in fair value of financial instruments	16,548	13,945	7,207	4,748
Exchange gains/(losses)	(2,314)	(2,122)	(3,711)	(940)

Finance income and expense (note 13)	(133,780)	(41,962)	(65,487)	(37,043)

Share of profit of equity accounted investees	(758)	(807)	(870)	15

Profit before tax	204,357	25,960	101,468	(20,615)
Income tax expense (note 14)	(70,907)	(7,347)	(35,527)	6,090

Profit after income tax from continuing operations	133,450	18,613	65,941	(14,525)
Consolidated profit for the period	133,450	18,613	65,941	(14,525)
Profit attributable to equity holders of the Parent	133,496	19,269	65,967	(14,376)
Loss attributable to non-controlling interest	(46)	(656)	(26)	(149)
Basic earnings per share (Euros)	0.41	0.09	0.20	(0.06)
Diluted earnings per share (Euros)	0.41	0.09	0.20	(0.06)

*	See note 2

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Comprehensive Income

for the three- and six-month periods ended 30 June 2012 and 2011

	Six-Months’ Ended		Three-Months’ Ended
	30/06/12	30/06/11	30/06/12	30/06/11
	(unaudited)		(unaudited)
	(expressed in thousands of euros)		(expressed in thousands of euros)

Consolidated profit for the period	133,450	18,613	65,941	(14,525)
Other comprehensive income
Income and expenses generated during the period
Measurement of financial instruments	0	(575)	0	(575)
Available-for-sale financial assets	0	(822)	0	(822)
Tax effect	0	247	0	247
Cash flow hedges	(10,571)	(2,331)	(6,051)	(2,331)
Cash flow hedges	(16,469)	(3,829)	(9,572)	(3,829)
Tax effect	5,898	1,498	3,521	1,498
Translation differences	44,501	(38,541)	87,739	(8,801)

Income and expenses generated during the period	33,930	(41,447)	81,688	(11,707)

Income and expense recognised in the income statement:
Cash flow hedges	931	1,751	931	1,701
Cash flow hedges	1,430	2,870	1,430	2,787
Tax effect	(499)	(1,119)	(499)	(1,086)

Income and expense recognised in the income statement:	931	1,751	931	1,701

Other comprehensive income and expenses for the period	34,861	(39,696)	82,619	(10,006)

Total comprehensive income and expenses for the period	168,311	(21,083)	148,560	(24,531)

Total comprehensive income / (losses) attributable to the Parent	168,290	(19,887)	148,513	(24,489)
Total comprehensive income / (losses) attributable to non-controlling interests	21	(1,196)	47	(42)

Total comprehensive income for the period	168,311	(21,083)	148,560	(24,531)

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Statement of Changes in Consolidated Equity

for the six-month period ended 30 June 2012 and 2011

	Attributable to equity holders of the Parent
						Other comprehensive income
	capital Share	Share premium	Reserves (*)	Profit attributable to Parent	Interim dividend	Own Shares	Translation differences	Cash flow hedges	Available-for sale financial assets	Equity attributable to Parent	Non-controlling interests	Equity
					(expressed in thousands of euros)
Balances at 31 December 2010	106,532	121,802	403,604	115,513	0	(1,927)	(50,733)	(1,751)	0	693,040	14,350	707,390

Translation differences	—	—	—	—	—	—	(38,001)	—	—	(38,001)	(540)	(38,541)
Cash flow hedges	—	—	—	—	—	—	—	(580)	—	(580)	—	(580)
Available-for-sale financial assets Gains/(losses)	—	—	—	—	—	—	—	—	(575)	(575)	—	(575)

Other comprehensive income for the period	0	0	0	0	0	0	(38,001)	(580)	(575)	(39,156)	(540)	(39,696)
Profit/(loss) for the period	—	—	—	19,269	—	—	—	—	—	19,269	(656)	18,613

Total comprehensive income for the period	0	0	0	19,269	0	0	(38,001)	(580)	(575)	(19,887)	(1,196)	(21,083)

Other changes	—	—	(35)	—	—	—	—	—	—	(35)	(213)	(248)
Capital Increase	8,382	768,553	(2,264)	—	—	—	—	—	—	774,671	—	774,671
Other movements	—	—	52,864	—	—	—	—	—	—	52,864	—	52,864
Distribution of 2010 profit
Reserves	—	—	115,513	(115,513)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	8,382	768,553	166,078	(115,513)	0	0	0	0	0	827,500	(213)	827,287

Balances at 30 June 2011 (unaudited)	114,914	890,355	569,682	19,269	0	(1,927)	(88,734)	(2,331)	(575)	1,500,653	12,941	1,513,594

Balances at 31 December 2011	117,882	890,355	568,274	50,307	0	(1,927)	58,800	(21,184)	0	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	—	44,434	—	—	44,434	67	44,501
Cash flow hedges	—	—	—	—	—	—	—	(9,640)	—	(9,640)	—	(9,640)

Other comprehensive income for the period	0	0	0	0	0	0	44,434	(9,640)	0	34,794	67	34,861
Profit/(loss) for the period	—	—	—	133,496	—	—	—	—	—	133,496	(46)	133,450

Total comprehensive income for the period	0	0	0	133,496	0	0	44,434	(9,640)	0	168,290	21	168,311

Other changes	—	—	482	—	—	(2)	—	—	—	480	(59)	421
Adquisition non-controlling interests (see note 11)	—	—	—	—	—	—	—	—	—	0	4,108	4,108
Distribution of 2011 profit
Reserves	—	—	50,307	(50,307)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	50,789	(50,307)	0	(2)	0	0	0	480	4,049	4,529

Balances at 30 June 2012 (unaudited)	117,882	890,355	619,063	133,496	0	(1,929)	103,234	(30,824)	0	1,831,277	6,557	1,837,834

(*)	Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the six-month period ended 30 June 2012 and 2011

	30/06/12	30/06/11
	(unaudited)
	(expressed in thousands of euros)

Cash flows from operating activities
Profit before tax	204,357	25,960
Adjustments for:	188,498	92,638
Amortisation and depreciation	63,589	28,156
Other adjustments:	124,909	64,482
Losses on equity accounted investments	758	807
Exchange differences	2,314	2,122
Net provision changes	4,815	14,454
Loss on disposal of fixed assets	889	9,416
Government grants taken to income	(625)	(742)
Finance expense / income	124,146	37,130
Other adjustments	(7,388)	1,295
Changes in capital and assets	(67,223)	(65,159)
Change in inventories	13,767	752
Change in trade and other receivables	(16,730)	(66,961)
Change in current financial assets and other current assets	(5,783)	(451)
Change in current trade and other payables	(58,477)	1,501
Other cash flows from operating activities	(111,102)	(36,745)
Interest paid	(93,140)	(34,021)
Interest received	3,901	999
Income tax paid	(21,863)	(3,723)
Net cash from operating activities	214,530	16,694
Cash flows from investing activities
Payments for investments	(86,274)	(1,669,390)
Group companies and business units (note 3)	(7,642)	(1,615,417)
Property, plant and equipment and intangible assets	(78,562)	(52,838)
Property, plant and equipment	(67,310)	(42,841)
Intangible assets	(11,252)	(9,997)
Other financial assets	(70)	(1,135)
Proceeds from the sale of property, plant and equipment	84,880	69,151
Group companies and business units	683	0
Property, plant and equipment	67,754	69,151
Other financial assets	16,443	0
Net cash used in investing activities	(1,394)	(1,600,239)
Cash flows from financing activities

Proceeds from and payments for equity instruments	(2)	(2,264)
Issue	0	(2,264)
Acquisition of own shares	(2)	0
Proceeds from and payments for financial liability instruments	(191,559)	2,235,339
Issue	23,237	2,982,877
Redemption and repayment	(214,796)	(747,538)
Other cash flows from financing activities	(54,206)	(287,203)
Costs of financial instruments issued	(43,752)	(287,550)
Other payments from financing activities	(10,454)	347
Net cash from / (used in) financing activities	(245,767)	1,945,872
Effect of exchange rate fluctuations on cash	6,685	(18,184)
Net increase / (decrease) in cash and cash equivalents	(25,946)	344,143
Cash and cash equivalents at beginning of the period	340,586	239,649
Cash and cash equivalents at end of period	314,640	583,792

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(1) General Information

Grifols, S.A (hereinafter, Grifols, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity is the provision of corporate administrative, management and control services and investment in real and personal property. Its main activity consists of the provision of corporate administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).

(2) Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2011 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).

The Board of Directors of Grifols, S.A. authorised for issue these Condensed Consolidated Interim Financial Statements at their meeting held on 25 July 2012.

The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the six-month period ended 30 June 2012 have been prepared based on the accounting records kept by Grifols and subsidiaries.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2011.

In addition, the following standards that entered into force in 2012 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:

•	Amendment to IAS 12 Deferred tax: recovery of underlying assets (effective date: 1 January 2012)

•	Amendment to IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective date: 1 July 2011)

•	Amendments to IFRS 7 – Disclosures – Transfers of Financial Assets (effective date: 1 July 2011).

The application of these standards has not had a significant impact on the Group’s condensed consolidated interim financial statements or has not been applicable.

The IASB also issued the following standards that are effective for reporting periods beginning after 1 July 2012:

•	Amendments to IAS 1 – Presentation of components of other comprehensive income (effective for annual periods beginning on or after 1 July 2012)

•	IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2013)

•	IFRS 10 Consolidated Financial Statements (effective date: 1 January 2013)

•	IFRS 11 Joint Arrangements (effective date: 1 January 2013)

•	IFRS 12 Disclosures of Interests in Other Entities (effective date: 1 January 2013)

•	IFRS 13 Fair Value Measurement (effective date: 1 January 2013)

•	Amendment to IAS 19 Employee Benefits (effective date: 1 January 2013)

•	IAS 27 Separate Financial Statements (effective date: 1 January 2013)

•	IAS 28 Investments in Associates and Joint Ventures (effective date: 1 January 2013)

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (effective date: 1 January 2013)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

•	Amendment to IFRS 1: Government Loans (effective date: 1 January 2013)

•	Improvement to IFRSs (2009-2011) issued on 17 May 2012 (effective date: 1 January 2013)

•	Transition Guidance (issued 28 June 2012): Amendment to IFRS10, IFRS 11 and IFRS 12 (effective date: 1 January 2013)

•	IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2014)

•	IFRS 9 Financial Instruments (effective date: 1 January 2015).

The Group has not applied any of the standards or interpretations issued prior to their effective date. The Company’s directors do not expect that any of the above amendments will have a significant effect on the condensed consolidated interim financial statements.

Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the six-month period ended 30 June 2012 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These estimates are made based on the best information available and refer to:

•	The income tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

•	The useful lives of property, plant, and equipment and intangible assets.

•	Measurement of assets and goodwill to determine any related impairment losses.

•	Evaluation of the capitalisation of development costs.

•	Evaluation of provisions and contingencies.

•	The assumptions used for calculation of the fair value of financial instruments.

•	Evaluation of the effectiveness of hedging derivatives.

•	Evaluation of the nature of leases (operating or financial).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

•	Assumptions used for determining the fair value of assets, liabilities and contingent liabilities in business combinations.

•	Evaluation of recoverability of tax credits.

•	Evaluation of the recoverability of receivables from public entities

The estimates, hypotheses and relevant judgements used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2011.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the six-month period ended 30 June 2012 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

Comparative information

Change in the presentation of the consolidated income statements

In 2012 Grifols has decided to modify the presentation of the consolidated income statements by function instead of by nature as considers that it better gives an understanding of the business performance and has been reflected the comparatives accordingly.

Talecris Group acquisition in 2011

On 2 June 2011 the Group acquired 100% of the share capital of the American company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specializes in the production of plasma-derived biological medication, for a total of Euros 2,593 million (US Dollars 3,736 million).

This should be considered when comparing the six-month period of 2011. Had the acquisition taken place at 1 January 2011, the Group’s revenue for the six-month period ended 30 June 2011 would be Euros 507,039 thousand higher (Euros 202,006 thousand for the three-month period ended 30 June 2011) and consolidated profit for

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

the period, excluding non-recurring items as transaction costs and stock options cancellation costs derived from the change of control, would be Euros 74,705 thousand higher (Euros 29,250 thousand for the three-month period ended 30 June 2011).

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date were as follows:

	Thousands of Euros	Thousands of Dollars
Cost of the business combination (measurement of Class B shares)	829,799	1,195,574
Cash paid (US Dollars 19 per share)	1,763,601	2,540,997

Total cost of the business combination	2,593,400	3,736,571
Fair value of net assets acquired	1,052,163	1,515,957

Goodwill (excess of cost of business combination over fair value of net assets acquired)	1,541,237	2,220,614

Cash paid	1,763,601	2,540,996
Cash and cash equivalents of the acquired company	(149,693)	(215,678)

Net cash outflow in respect of the acquisition	1,613,908	2,325,318

At 2 June 2011 not all the information necessary to allocate the purchase price correctly between the different balance sheet captions used in the business combination was available to the Group. During second quarter 2012, the Group has obtained additional information about facts and circumstances existing at acquisition date that has made possible to finalize the allocation of assets and liabilities more accurately in accordance with the amounts indicated in the table above whereas the purchase price allocation is now definitive. Goodwill has increased in Euros 2,514 thousand (see note 6) due to a change in the valuation of inventories as well as the recognition of a current provision due to an onerous contract both net of tax effect. No restatement of comparable figures for 2011 has been made as the change is not significant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

At the date of acquisition the amounts of recognized assets, liabilities and contingent liabilities are as follows:

	Fair Value		Book value
	Thousands of Euros	Thousands of US Dollars	Thousands of Euros	Thousands of US Dollars
Intangible assets	846,504	1,219,643	21,122	30,432
Property, plant and equipment	466,674	672,384	306,401	441,462
Non-current financial assets	1,466	2,112	1,466	2,112
Deferred tax assets	55,985	80,663	55,985	80,663
Assets held for sale	8,200	11,814	2,254	3,247
Inventories	449,049	646,989	490,976	707,398
Trade and other receivables	188,067	270,969	188,068	270,968
Other assets	2,364	3,406	2,364	3,406
Cash and cash equivalents	149,693	215,678	149,693	215,678

Total assets	2,168,002	3,123,658	1,218,329	1,755,366
Non-current provisions	9,250	13,327	9,250	13,327
Non-current financial liabilities	6,289	9,061	6,289	9,061

Current financial liabilities	473,085	681,621	473,085	681,621
Current provisions	68,738	99,038	31,180	44,924
Trade and other payables	152,844	220,218	152,844	220,218
Other current liabilities	48,533	69,927	43,510	62,689
Deferred tax liabilities	357,100	514,509	15,125	21,792

Total liabilities and contingent liabilities	1,115,839	1,607,701	731,283	1,053,632

Total net assets acquired	1,052,163	1,515,957	487,046	701,734

(3) Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Note 1 (b) of the consolidated financial statements as at 31 December 2011 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main variances in the scope of consolidation during the interim period ended 30 June 2012 are detailed below:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

Araclón Biotech, S.L.

On 29 February 2012 and in relation to the Grifols R&D strategic priorities, Grifols acquired 51% of the capital of Araclón Biotech, S.L for a total of Euros 8,259 thousands.

Araclón Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by Gri-Cel, S.A., Grifols´ investment vehicle, that centralizes the group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies.

Grifols has committed under certain conditions to finance Araclon’s on-going projects for the next five years. The total amount will not be higher than Euros 25 millions and it will result in Grifols’ increasing its share in the capital of Araclón Biothech, S.L.

At the date of preparation of these consolidated financial statements, the Group does not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination.

Details of the aggregate business combination cost, the provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or the amounts by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros
Cash paid	8,259

Total cost of the business combination	8,259
Fair value of net assets acquired	8,259

Goodwill (excess of cost of business combination over fair value of net assets acquired)	0

Cash paid	8,259
Cash and cash equivalents of the acquired company	(2,089)

Net cash outflow in respect of the acquisition	6,170

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

Had the acquisition taken place at 1 January 2012, the Group´s revenue and consolidated profit for the period would not have differed significantly.

At the date of the acquisition the amounts of recognized assets, liabilities and contingent liabilities, which are provisional, are as follows:

	Fair Value	Book value
	Thousands of Euros	Thousands of Euros
Intangible assets (note 7)	16,747	12,525
Property, plant and equipment (note 7)	668	668
Non-current financial assets	600	600
Deferred tax assets	3,476	3,476
Trade and other receivables	142	142
Cash and cash equivalents	2,089	2,089

Total assets	23,722	19,500
Non-current grants	400	400
Non-current financial liabilities	3,532	3,532
Deferred tax liabilities	138	138
Current financial liabilities	6,766	6,766
Trade and other payables	736	736
Non-controlling interests (note 11)	3,891	0

Total liabilities and contingent liabilities	15,463	11,572

Total net assets acquired	8,259	7,928

If new information obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date identifies adjustments to the above amounts, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.

GRI-CEI, S/A Produtos para transfusão

During the first half of 2012, Grifols has incorporated a new company, under the name Gri-Cei, S/A Produtos para transfusão with the Brazilian company CEI Comercio Exportação e Importação de Materiais Médicos, Ltda in which Grifols owns 60% of shares and has the control of the company. Gri-Cei was established in order to manufacture bags for extraction, separation, conservation and transfusion of blood components in Brazil.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(4) Financial Risk Management Policy

At 30 June 2012 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2011.

(5) Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the six and three months periods ended 30 June 2012 and 30 June 2011 is as follows:

	Net revenues (Thousands of Euros)
Segments	Six-Months’ Ended 30 June 2012	Six-Months’ Ended 30 June 2011	Three-Months’ Ended 30 June 2012	Three-Months’ Ended 30 June 2011
Bioscience	1,163,696	521,538	576,487	317,295
Hospital	51,591	49,289	24,544	25,216
Diagnostic	69,603	56,831	34,853	26,911
Raw materials + Other	31,815	7,683	14,139	4,487

	1,316,705	635,341	650,023	373,909

	Profit/(loss) (Thousands of Euros)
Segments	Six-Months’ Ended 30 June 2012	Six-Months’ Ended 30 June 2011	Three-Months’ Ended 30 June 2012	Three-Months’ Ended 30 June 2011
Bioscience	450,806	186,521	225,545	109,661
Hospital	1,435	4,786	(271)	2,474
Diagnostic	5,176	(11,264)	1,336	(13,352)
Raw materials + Other	20,089	3,694	8,393	1,776

Total income of reported segments	477,506	183,737	235,003	100,559
Unallocated expenses plus net financial result	(273,149)	(157,777)	(133,535)	(121,174)

Profit before income tax from continuing operations	204,357	25,960	101,468	(20,615)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

The variance in the Bioscience and Raw materials + Other segment profit reflects mainly the incorporation of six months of Talecris companies for the six-month period ended 30 June 2012 and one month for the six-month period ended 30 June 2011.

The main variance in the Diagnostic profit is mainly due to the goodwill impairment of Euros 13 million recognized during the six months period ended 30 June 2011.

The main variance in unallocated expenses plus net financial result is mainly due to the incorporation of Talecris and financial costs from the acquisition of Talecris Biotherapeutics Holdings Corp.

(6) Goodwill

Details and movement in goodwill during the six months period ended 30 June 2012 are as follows:

	Thousands of Euros
	Balance at 31/12/11	Business Combination	Translation differences	Balance at 30/06/12
Net value
Grifols UK,Ltd. (UK)	8,225	0	291	8,516
Grifols Italia,S.p.A. (Italy)	6,118	0	0	6,118
Biomat USA, Inc. (USA)	116,748	0	3,236	119,984
Plasmacare, Inc. (USA)	39,722	0	1,101	40,823
Woolloomooloo Holdings Pty Ltd. (Australia)	10,870	0	286	11,156
Talecris Biotherapeutics (USA)	1,713,418	2,514	47,860	1,763,792

	1,895,101	2,514	52,774	1,950,389

		(note2)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. As the synergies will benefit the Bioscience segment as a whole, the Group could not allocate to individual CGUs, that represents the lowest level at which goodwill is monitored for internal management purposes.

At 30 June 2012, on the basis of the profits generated during the six months period ended 30 June 2012, there are no indications that the goodwill of the CGUs belonging to the Bioscience and Diagnostic segment has been impaired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(7) Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the six months ended 30 June 2012 is as follows:

	Thousands of Euros
	Other intangible Assets	Property, plant and equipment	Total
Total Cost at 31/12/2011	1,120,584	1,051,302	2,171,886

Total dep. & amort. At 31/12/2011	(112,013)	(268,221)	(380,234)

Impairment at 31/12/2011	(264)	(7,212)	(7,476)

Balance at 31/12/2011	1,008,307	775,869	1,784,176

Cost

Additions	11,252	70,771	82,023
Business Combination (note 3)	17,148	2,768	19,916
Disposals	(449)	(7,312)	(7,761)
Transfers	1,759	(1,759)	0
Translation differences	28,286	23,114	51,400

Total Cost at 30/06/2012	1,178,580	1,138,884	2,317,464

Depreciation & amortization

Additions	(24,939)	(38,650)	(63,589)
Business Combination (note 3)	(401)	(2,100)	(2,501)
Disposals	135	2,628	2,763
Translation differences	(2,349)	(5,830)	(8,179)

Total dep. & amort. At 30/06/2012	(139,567)	(312,173)	(451,740)

Impairment

Net movement (mainly write-off)	228	3,752	3,980

Impairment at 30/06/2012	(36)	(3,460)	(3,496)

Balance at 30/06/2012	1,038,977	823,251	1,862,228

At 30 June 2012 there are no indications that these assets have been impaired.

Intangible assets include mainly currently marketed products (CMPs). Identifiable intangible assets corresponding to Gamunex have been recorded at fair value at the time of acquisition of Talecris and have been classified under CMPs. The total cost and

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

accumulated amortization of CMPs at the beginning and end of the period is as follows:

	Thousands of Euros
	Balance at 31/12/11	Additions	Translation differences	Balance at 30/06/12
Cost of current marketed products - Gamunex	927,429	—	25,709	953,138
Accumulated amortization of current marketed products - Gamunex	(18,033)	(15,298)	(1,088)	(34,419)

Carrying amount of current marketed products - Gamunex	909,396	(15,298)	24,621	918,719

The intangible assets recorded for our CMPs represents an aggregate of Gamunex’s product rights, regulatory approval documentation, brand name and hospital relationships related to Gamunex. Each of these components is closely intertwined and complimentary and they are subject to similar risks, namely, the regulatory approval process and market success of Gamunex.

The useful life of the CMP has been determined as finite and estimated to be 30 years. This useful life period mirrors the expected life cycle of Gamunex. The amortization method is straight line basis.

At 30 June 2012, the remaining useful life for current marketed products was 28 years and 11 months.

(8) Trade and Other receivables

(a) Trade receivables

At the end of June 2012, the Group has collected an amount of Euros 157 million from Spanish government of which Euros 109 million correspond to credit rights previously sold to a financial institution and has been presented offsetting the obligation of the Group to transfer said amounts.

The Spanish government imposed that the interests claimed to Social Security should be forgiven in order to collect the principal of the receivables. As a result of preliminary analysis, Grifols has accounted for a loss of approximately to Euros 6 million corresponding to the forgiven interest claimed and included under financial expenses

At 30 June 2012, some Group companies had signed sales agreements for credit rights without recourse with certain financial institutions.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 106,749 thousand for the six-month period ended at 30 June 2012 (Euros 73,116 thousand for the six-month period ended 30 June 2011).

The deferred collection (equivalent to the continuing involvement) amount to Euros 20,312 thousand as at 30 June 2012, which does not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amount to Euros 3,731 thousand for the six months period ended 30 June 2012 (Euros 2,194 thousand for the six months period ended 30 June 2011) (see note 13).

(b) Other receivables

During the first half of 2012, the Group has collected the remaining amount of USD 84 million (Euros 67 million) in respect of the sale of the property included in the North Fractionation Facilities transaction (NFF), pending to be collected at 31 December 2011.

(9) Cash and Cash equivalents

During the six-month period ended 30 June 2012 the Group used net cash flow of Euros 25,946 thousand. The variance is mainly a result of:

•

Net cash from operating activities amount to Euros 214.5 million. The Euros 392.9 million of cash flow generated from operations was offset in part by the Euros 67.2 million of cash used for working capital requirements and Euros 111.1 million of cash used for interest payment and taxes.

•

Net cash used in investing activities amount to Euros 1.4 million. This variance reflects mainly the new investments to expand its production facilities in Spain and the United States and Araclón Biotech, S.L. acquisition. During the first half of 2012, the Group has collected the remaining amount of Euros 67 million related to the sale and lease back operation done in 2011 and pending to be collected at 31 December 2011.

•

Net cash used in financing activities amount to Euros 245.8 million. This amount includes mainly debt repayments, mandatory and voluntary, of Euros 214.8 million. The Group also paid transaction fees in connection with the refinancing in the amount of Euros 43.8 million (see note 12).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(10) Capital and Reserves

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a) Share Capital and Share Premium

There were no variances in the Parent’s share capital and share premium during the six months ended 30 June 2012.

(b) Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2012, an amount of Euros 36,895 thousand which is equivalent to the carrying amount of research and development costs pending amortisation of certain Spanish companies (Euros 29,705 thousand at 31 December 2011) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 June 2012 the legal reserve of the Parent Company amounts to Euros 21,323 thousand (Euros 21,306 at 31 December 2011).

Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Parent Company and at 30 June 2012 and 31 December 2011 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 687 thousand at 30 June 2012 and 31 December 2011.

(c)	Own Shares

The Parent Company has executed the following transactions with its own shares during the six-month period ended 30 June 2012:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

	Num. of shares	Thousand Euros
Balance at 1 January 2012	174,158	1,927
Acquisitions	250	2

Balance at 30 June 2012	174,408	1,929

No movements have taken place during the six-month period ended 30 June 2011.

The Parent holds own shares equivalent to 0.05% of its capital at 30 June 2012 and 31 December 2011.

(d)	Dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.

As a consequence of the refinancing (see note 12) the leverage ratio limiting the distribution of dividends has been modified, improving from the leverage ratio of 3.75 to the new leverage ratio of 4.5.

The distribution of the profit for the year ended 31 December 2011 is presented in the consolidated statement of changes in equity.

There were no dividend payments during the six-month period ended 30 June 2012 and 2011.

(11) Non-controlling Interests

The caption of non-controlling interests amounts to Euros 6,557 thousand at 30 June 2012 (Euros 2,487 thousand at 31 December 2011). The main variance corresponds to:

•

Due to the incorporation of Araclón Biotech, S.L. during the first half of 2012, the balance of non-controlling interests has increased in Euros 3,891 thousand corresponding to the fair value of the 49% of the capital owned by a third-party.

•

Due to the incorporation of Gri-Cei, S/A Produtos para transfusão during the first half of 2012, the balance of non-controlling interests has increased in Euros 186 thousand corresponding to the 40% of the capital owned by a third-party.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(12) Financial Liabilities

The detail of non-current financial liabilities at 30 June 2012 and 31 December 2011 is as follows:

Non-current financial liabilities	Thousands of Euros
	30/06/12	31/12/11

Non-current notes (a)	750,496	736,523
Senior secured debt	1,893,324	2,021,424
Other loans	36,055	26,661
Finance lease liabilities	22,562	24,617

Loans and borrowings (b)	1,951,941	2,072,702

Loans and borrowings and bonds or other non current marketable securities	2,702,437	2,809,225

Financial derivatives	86,999	127,875
Other financial liabilities	11,528	8,688

Other non-current financial liabilities	98,527	136,563

	2,800,964	2,945,788

(a) High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

(b) Loans and borrowings

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements. The terms are not substantially different from original, as the discounted present value of the cash flows under the new terms, including the fees paid and discounted using the original effective interest rate, is less than 10% different from the discounted present value of the remaining cash flows of the original financial liability.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

The Group has incurred costs amounting to Euros 43.8 million in the refinancing of the senior debt. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see caption (c) below) and the resulting change in the fair value amounting to Euros 65 million has reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, Grifols has concluded that the renegotiation of conditions of the senior debt do not trigger for a derecognition of the liability. Therefore, the net amount of the financing cost have reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt. Unamortized financing costs amount to Euros 351.6 million at 30 June 2012 (Euros 415 million at 31 December 2011).

The modifications are as follows:

(i)	reduction of interest rates, retranching (US 600 million from U.S Tranche A to US Tranche B) and modification of embedded floor;

(ii)	removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)	amendment to the leverage ratio limiting the distribution of dividends, improving from the leverage ratio of 3.75 to the new leverage ratio of 4.5, as well as the relaxing of certain conditions relative to certain contracts;

The new conditions of this senior secured debt are as follows:

•	Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.

•	U.S Tranche A :

•	Original Principal Amount of US 600 million.

•	Applicable margin of 325 basic points (bp) linked to US Libor.

•	No floor over US Libor.

•	Foreign Tranche A :

•	Original Principal Amount of EUR 220 million.

•	Applicable margin of 350 basic points (bp) linked to Euribor.

•	No floor over Euribor.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

The detail of the Tranche A by maturity as at 30 June 2012 is as follows:

	US Tranche A			Foreign Tranche A
	Currency	Amortization in thousands of US Dollar	Amortization in thousands of Euros	Currency	Amortization in thousands of Euros

Maturity
2012	USD	37,500	29,786	EUR	13,750
2013	USD	63,750	50,635	EUR	23,375
2014	USD	90,000	71,485	EUR	33,000
2015	USD	292,500	232,327	EUR	107,250
2016	USD	97,500	77,442	EUR	35,750

Total	USD	581,250	461,675	EUR	213,125

•	Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Foreign Tranche B.

•	U.S Tranche B :

•	Original Principal Amount of US 1,700 million.

•	Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio is below 3.25x)

•	Floor over US Libor of 1.00%

•	Foreign Tranche B :

•	Original Principal Amount of EUR 200 million.

•	Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3,25x).

•	Floor over Euribor of 1.00%

The detail of the Tranche B by maturity as at 30 June 2012 is as follows:

	US Tranche B			Foreign Tranche B
	Currency	Amortization in thousands of US Dollar	Amortization in thousands of Euros	Currency	Amortization in thousands of Euros

Maturity

2012	USD	11,000	8,737	EUR	1,000
2013	USD	22,000	17,474	EUR	2,000
2014	USD	22,000	17,474	EUR	2,000
2015	USD	22,000	17,474	EUR	2,000
2016	USD	22,000	17,474	EUR	2,000
2017	USD	1,590,000	1,262,907	EUR	190,000

Total	USD	1,689,000	1,341,540	EUR	199,000

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

•	Senior revolving credit facility: Amount maturing on 1 June 2016. At 30 June 2012 no amount has been drawn down on this facility.

•	U.S Revolving Credit Facility :

•	Committed Amount : US 35 million

•	Applicable margin of 325 basis point (bp) linked to US Libor.

•	U.S. Multicurrency Revolving Credit Facility:

•	Committed Amount : US 140 million

•	Applicable margin of 325 basis point (bp) linked to US Libor

•	Foreign Revolving Credit Facility :

•	Committed Amount : EUR 22 million.

•	Applicable margin of 325 basis point (bp) linked to Euribor.

The total amortization plus interests of the High Yield Unsecured Notes and Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Unsecured Notes	Tranche A and B Senior Loan

Maturity
2012	36,041	101,319
2013	72,081	185,965
2014	72,081	212,823
2015	72,081	438,516
2016	72,081	205,002
2017	72,081	1,482,461
2018	909,749	0

Total	1,306,195	2,626,086

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 30 June 2012 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(c) Derivatives

As the floor included in Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception. As a result of the refinancing conditions signed at 29 February 2012 the two embedded floors have been modified and improved. The embedded floor included in Tranche A has been eliminated, and the embedded floor for the Tranche B has dropped from 1.75% to 1.00%. As a consequence of that, the notional amounts for the embedded floors of the senior debt have been sharply reduced for both USD tranches and EUR tranches. The decline in value of the embedded floors as at 29 February 2012 amounting to USD 71.6 million and Euros 12.2 million have reduced the senior debt refinanced.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. The hedging, both the rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. In June 2012, the notional amount for each derivatives is US Dollars 1,441 million each. The interest rate swap complies with the criteria required for hedge accounting.

Additionally, during May 2012, the EUR interest rate swap has been modified, reducing the fixed interest rate and lengthening the maturity from September 2014 to March 2016. The modified interest rate swap complies with the criteria required for hedge accounting.

The detail of derivatives at 30 June 2012 and 31 December 2011 is as follows:

			Thousands of euros
		Notional at	Notional at	Value at	Value at
Financial Derivatives	Currency	30/06/2012	31/12/11	30/06/12	31/12/11	Maturity

Interest Rate Swap (Cash flow hedge)	USD	1,440,740,000	1,522,685,000	(49,773)	(34,999)	30/06/2016
Interest Rate Swap (Cash flow hedge)	EUR	100,000,000	100,000,000	(4,453)	(2,762)	31/03/2016
Swap Option	EUR	100,000,000	100,000,000	51	(135)	31/03/2016
Swap Floor	USD	1,440,740,000	1,522,685,000	1,334	(801)	30/06/2016
Embedded floor of senior debt	EUR	199,000,000	438,900,000	(4,100)	(13,365)	01/06/2017
Embedded floor of senior debt	USD	1,689,000,000	2,493,500,000	(28,673)	(75,813)	01/06/2017
Unquoted future	N/A	1,474,697	3,200,000	12,426	3,619	28/09/2012
Call option	N/A	N/A	N/A	0	3,091	miscellaneous

Total				(73,188)	(121,165)

Total Assets				13,811	6,710

Total Liabilities				(86,999)	(127,875)

The contracts of the unquoted futures expired on 29 June 2012. On 29 June 2012 it was agreed to extend the futures contract to 28 September 2012, through a novation without liquidation under the same terms and conditions. During the six-month period ended 30 June 2012, Grifols has sold unquoted futures for a total cash income of Euros 15.6 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

The detail of current financial liabilities at 30 June 2012 and 31 December 2011 is as follows:

	Thousands of Euros
Current financial liabilities	30/06/12	31/12/11

Bonds	43,879	18,523
Senior secured debt	93,667	63,697
Other loans	59,421	58,467
Finance lease liabilities	7,679	7,102

Loans and borrowings	160,767	129,266

Loans and borrowings and bonds or other current marketeable securities	204,646	147,789
Other current financial liabilities	4,601	14,507

	209,247	162,296

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(13) Finance Income and Expenses

Details are as follows:

	Thousands of Euros
	Six-Months’	Six-Months’	Three-Months’	Three-Months’
	Ended 30 June	Ended 30 June	Ended 30 June	Ended 30 June
	2012	2011	2012	2011
Finance Income	1,354	1,761	(1,051)	1,171

Finance expenses from High Yield
Unsecured Notes	(48,826)	(6,762)	(23,243)	(6,762)
Finance expenses from senior debt- Tranche A	(35,987)	(6,439)	(11,889)	(6,439)
Finance expenses from senior debt- Tranche B	(51,283)	(7,377)	(25,595)	(7,377)
Club Deal	0	(1,474)	0	(628)
Finance expenses from sale of receivables (note 8)	(3,731)	(2,194)	(793)	(388)
Finance expenses from unsecured senior corporate bonds	0	(20,847)	0	(12,881)
Implicit interest on preference loans	(239)	(267)	(122)	(136)
Capitalised interest	3,460	260	1,999	126
Other finance expenses	(12,762)	(10,446)	(8,289)	(7,537)

Finance expenses	(149,368)	(55,546)	(67,932)	(42,022)

Change in fair value of financial derivatives	16,548	13,945	7,207	4,748
Exchange differences	(2,314)	(2,122)	(3,711)	(940)

Finance income and expense	(133,780)	(41,962)	(65,487)	(37,043)

(14) Income Tax

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has increased from 28.3 % for the six-month period ended 30 June 2011 to 34.7% for the six-month period ended 30 June 2012 mainly due to a greater portion of earnings being taxed at a higher tax rate due to the inclusion of Talecris (from 29.6% for the three-month period ended 30 June 2011 to 35.0% for the three-month period ended 30 June 2012).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(15) Discontinued Operations

The Group does not consider any operations as discontinued for the six-month period ended 30 June 2012.

(16) Commitments and Contingencies

There have been no significant changes to the Group’s commercial commitments and significant litigation matters during the six-month period ended 30 June 2012 except for the issues detailed below. A discussion of the commercial commitments and significant litigation is included in the Group’s 2011 Annual Report filed on Form 20- F.

Judicial procedures and arbitration

Instituto Grifols, S.A.

•

The Company was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. On 18 January 2011, the Appeal Court (Barcelona Provincial Court) rejected the haemophiliacs’ claim.

An appeal was filed by the counterparties with the Catalan High Court, who rejected the appeal during the first quarter of 2012. Now a new appeal has been filed before the Spanish High Court, and the Group is currently awaiting the ruling.

Grifols Biologicals Inc.

•	Legal proceedings (consent decree) which were brought against the plasma fractioning centre in Los Angeles.

On 15 March 2012, the United States District Court in Los Angeles entered an Order signed on 12 March 2012, vacating (dismissing) the Consent Decree on the Los Angeles manufacturing facility. The Consent Decree was originally imposed on the facility in 1998 while under the ownership of Alpha Therapeutic Corporation.

Grifols Therapeutics Inc.

•	Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, which was underway before the acquisition, into potential violations of the Foreign Corrupt Practices Act (FCPA) of which the Talecris Group became aware while conducting an unrelated review. The FCPA investigation is being conducted by outside

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

counsel. The investigation initially focused on sales to certain Eastern European and Middle Eastern countries, primarily Belarus, Russia, and Iran, but the Group is also reviewing sales practices in Brazil, China, Georgia, Turkey and other countries as deemed appropriate.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to advise them of the investigation and to offer cooperation in any investigation that the DOJ might want to conduct or that it wants Talecris to conduct. The DOJ has not indicated what action it may take, if any, against the Group or any individual, or the extent to which it may conduct its own investigation. Even though Talecris self-disclosed this matter the DOJ or other federal agencies may seek to impose sanctions that may include, among other things, debarment, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which Talecris has done business may initiate their own investigations and impose similar penalties. As a result of this investigation, shipments to some of these countries have been suspended until the Group has additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. The Group made an initial presentation of some of its findings to the DOJ in July 2011 and will continue to present its findings from the investigation to the DOJ. Given the preliminary nature of the findings, that investigation continues and the uncertainties regarding this matter, the final outcome is still uncertain.

As a consequence of the investigation, the distribution agreement with Talecris’ Turkish distributor was terminated. This termination is currently the subject of an arbitration between the parties.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(17) Related Parties

Transactions with related parties have been performed as part of the Groups’ ordinary trade and have been performed at arm’s length.

Group transactions with related parties during the six months ended 30 June 2012 were as follows:

	Thousand Euros
	Associates	Key management personnel	Other related parties	Board of directors of the company

Net sales	91	—	—	—
Other service expenses	—	—	(10,319)	(910)
Operating leases expenses	—	—	(11,763)	—
Personnel expenses	—	(4,056)	—	(1,544)

	91	(4,056)	(22,082)	(2,454)

“Other services expenses” include costs for professional services with related companies amounting to Euros 1,156 thousand. These costs correspond to these incurred in the refinancing of the senior debt.

Group transactions with related parties during the six months ended 30 June 2011 were as follows:

	Thousand Euros
	Associates	Key management personnel	Other related parties	Board of directors of the company

Net sales	21	—	—	—
Other service expenses	(1,690)	—	(13,961)	(120)
Operating leases expenses	—	—	(1,084)	—
Personnel expenses	—	(3,250)	—	(1,168)
Sales of Property
Plant and Equipment	—	—	80,393	—

	(1,669)	(3,250)	65,348	(1,288)

“Other services expenses” include costs for professional services with related companies amounting to Euros 9,239 thousand. These costs correspond to those incurred in increasing share capital and the issue of debt carried out relating to the acquisition of Talecris.

Group transactions with related parties during the three months ended 30 June 2012 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

	Thousand Euros
	Associates	Key management personnel	Other related parties	Board of directors of the company

Net sales	45	—	—	—
Other service expenses	—	—	(5,035)	(442)
Operating leases expenses	—	—	(5,851)	—
Personnel expenses	—	(1,776)	—	(772)

	45	(1,776)	(10,886)	(1,214)

Group transactions with related parties during the three months ended 30 June 2011 were as follows:

	Thousand Euros
	Associates	Key management personnel	Other related parties	Board of directors of the company

Net sales	19	—	—	—
Other service expenses	(1,690)	—	(207)	(75)
Operating leases expenses	—	—	(1,084)	—
Personnel expenses	—	(1,623)	—	(584)
Sales of Property
Plant and Equipment	—	—	80,393	—

	(1,671)	(1,623)	79,102	(659)

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

(18) Expenses by Nature

The employee benefits expenses of the Group for the six-month period ended on 30 June 2012 and 2011 amount to Euros 327,750 thousand and Euros 183,727 thousand, respectively (Euros 162,153 thousand for the three-month period ended 30 June 2012 and Euros 104,461 thousand for the three-month period ended 30 June 2011).

Amortisation and depreciation expenses for the six-month period ended on 30 June 2012 and 2011 amount to Euros 63,589 thousand and Euros 28,156 thousand, respectively (see note 7) (Euros 32,019 thousand for the three-month period ended 30 June 2012 and Euros 15,715 thousand for the three-month period ended 30 June 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month periods ended 30 June 2012

(19) Subsequent events

From 30 June 2012 to the signing date of the attached financial statements, there have been the following subsequent events:

Credit rating

On 9 July 2012 Moody´s Investors Services has upgraded to Ba3 Grifols Corporate Family Rating, to Ba2 its Senior Secured Debt and to B2 the Senior Unsecured Ratings to bank and bond instruments respectively. The outlook on the ratings is in all cases positive.

The positive outlook incorporated Moody´s assumption that Grifols will continue to improve its leverage, driven by both further improving EBITDA and continued reduction in gross indebtedness. It also incorporates the assumption of the existence of considerable synergies potential to be realized.

ADS ratio

On 23 July 2012 the ADS representing Class B shares (non-voting shares) of the company will have an exchange ratio in relation to the Class B shares of 1 to 1, this means 1 ADS will represent 1 Class B share. The previous ratio being 2 ADS to 1 Class B share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their 6 month period ended June 30 2012 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers in 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 2.1 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of 2.2 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of 2.6 million liters per year. The Melville, New York site, which Grifols leases and operates as a result of the acquisition of Talecris, is an intermediate processing facility and has a capacity of 1.6 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to the acquisition, Talecris’ operations have been incorporated into the existing Bioscience Division.

•

Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted for euros 1,163.7 million, or 88.4%, and euros 521.5million, or 82.1%, of Grifols’ total net sales for the 6 month period ended June 30, 2012 and the 6 month period ended June 30, 2011, respectively.

•

Hospital. The Hospital division manufactures and, in certain instances installs, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for euros 51.6 million, or 3.9%, and euros 49.3 million, or 7.8%, of total net sales for the 6 month period ended June 30, 2012 and the 6 month period ended June 30, 2011, respectively.

•	Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in three areas: immunohematology, hemostasis and immunology. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The division also manufactures and distributes blood collection bags and other disposables. The Diagnostic division accounted for euros 69.6 million, or 5.3%, and euros 56.8 million, or 8.9%, of Grifols’ total net sales for the 6 month period ended June 30, 2012 and the 6 month period ended June 30, 2011, respectively.

•

Raw Materials and Others. The division includes mainly, revenues from engineering activities and revenues earned under the agreements with Kedrion. It accounted for euros31.8million, or 2.4%, and euros7.7 million, or 1.2%, of Grifols total net sales for the 6 month period ended June 30, 2012 and the 6 month period ended June 30, 2011, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the years ended December 31, 2011, and the 6 months ended June 30, 2012 and June 30 2011 have been prepared in accordance with IFRS as issued by the IASB and IAS 34, Interim Financial Reporting, respectively.

Factors Affecting the Comparability of Grifols Results of Operations

Change in the presentation of the consolidated income statements

Grifols has decided to modify the presentation of the consolidated income statements by function instead of by nature as considers that it better gives an understanding of the business performance and modified the comparatives accordingly.

Talecris Group acquisition in 2011

On 2 June 2011 the Group acquired 100% of the share capital of the American company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medication, for a total of euros 2,593 million (US dollars 3,736 million).

This should be considered when comparing the six month period of 2011. Had the acquisition taken place at 1 January 2011, the Group’s revenue for the six month period ended 30 June 2011 would be 507,039 thousand higher (euros 202,006 thousand for the three month period ended 30 June 2011) and consolidated profit for the period, excluding non-recurring items as transaction costs and stock options cancellation costs derived from the change of control, would be euros 74,705 thousand higher (29,250 thousand for the three month period ended 30 June 2011).

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the acquisition, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program (although prices are subject to price pressures from GPOs and insurance companies).

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our 147 plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 147 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers. In 2011, our plasma collection centers collected approximately 5.9 million liters of plasma (including specialty plasma). Our expanded network of plasma collection centers is capable of increasing the annual plasma collection capacity to 6.5 million liters of plasma per year. The actual volume of plasma that we are able to collect in the future may be less or more than these amounts. See “Cautionary Statement Regarding Forward-Looking Statements.”

We believe that our plasma requirements through 2015 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 800,000 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Past-Due Receivables

For sales of our products to hospitals and clinics that are part of the social security systems of Spain, Portugal, Italy and certain other countries, we depend upon government health agencies for payment. We have faced significant delays in the collection of payment for our products in such countries. The adoption by Spain, effective December 31, 2004, of a European Union directive that requires payment of interest on receivables that are more than 60 days overdue has resulted in a significant decrease in collection delays from these hospitals and clinics. However, we cannot assure that this trend will continue or that the present receivables aging levels for these hospitals and clinics will not increase again, particularly if the funding of these hospitals and clinics is not increased sufficiently by the appropriate governmental health agencies.

The geographical redistribution of sales following the acquisition has increased our sales in countries with lower collection periods. In particular sales in Spain decreased to 9% of total sales in the first half of 2012 compared to 20% of total sales in the first half of 2011 and 13% of total sales for the 12 months ended in December 31st, 2011, compared to 23% of total sales for the 12 months ended in December 31st,2010. This resulted in a lower receivables aging average of 65 days at December 31, 2011, as opposed to 83 days at each of December 31, 2010 and 2009. Nonetheless, the failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than we would otherwise need.

Interest and Currency Risk

A significant portion of our interest-bearing debt at June 30 2012 and December 31, 2011 bore interest at a floating rate, at a spread over LIBOR for our U.S. dollar-denominated debt and at a spread over EURIBOR for our euro-denominated debt. As a result, increases in the applicable floating interest rates would increase our interest expense and reduce our net cash flow.

Our functional currency is the euro and a majority of our sales are denominated in U.S. dollars. Accordingly, our principal foreign currency exposure relates to the U.S. dollar. We are also exposed to risk based on the payment of U.S. dollar-denominated indebtedness.

We are also exposed to currency fluctuations with respect to other currencies such as the Canadian dollar, British pound, Brazilian real, Malaysian ringgit and the Argentine, Mexican and Chilean pesos, although to a significantly lesser degree than the U.S. dollar.

Other Factors

Our financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation; increased competition; the inability to hire or retain qualified personnel necessary to sustain planned growth; the loss of key senior managers; problems in developing some of the international operations; and lack of sufficient capital, among others.

Critical Accounting Policies under IFRS

The preparation of this Condensed Consolidated Interim Financial Statements in accordance with IFRS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they are the most important to the preparation of our Consolidated Condensed Interim Financial Statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

Business combinations

We apply the revised IFRS 3 “Business combinations” in transactions made subsequent to January 1, 2010. We apply the acquisition method for business combinations. The acquisition date is the date on which we obtain control of the acquire.

The consideration transferred in a business combination is determined at the acquisition date and calculated as the sum of the fair values of the assets transferred, the liabilities incurred or assumed, the equity interests issued and any asset of liability contingent consideration depending on future events or the compliance of certain conditions in exchange for the control of the business acquired.

The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized.

At the acquisition date, we recognize at fair value the assets acquired and the liabilities assumed. Liabilities assumed include contingent liabilities, provided that they represent present obligations arising from past events and their fair value can be measured reliably. We also recognize indemnification assets transferred by the seller, at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale, long term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss.

It has been possible to measure the Talecris business combination only provisionally. Therefore, the net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquire that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax income, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment during the measurement period, they are recognized in consolidated profit and loss or other comprehensive income. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard.

Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over their useful lives. The depreciable amount is the cost or deemed cost less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Depreciation of property, plant and equipment is determined based on the criteria outlined below:

	Depreciation Method	Rates
Buildings	Straight line	1%-10%
Technical equipment and machinery	Straight line	7%-20%
Equipment and furniture	Straight line	10%-30%
Other property, plant and equipment	Straight line	10%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by us as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives and goodwill are not amortized but tested for impairment at least annually.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Estimated Years of Useful Life
Development expenses	Straight line	3 - 5
Concessions, patents, licenses, trademarks and similar	Straight line	5 - 15
Computer Software	Straight line	3 - 6
Other Intangible assets	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

We do not consider the residual value of our intangible assets material. We review the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•	Grifols has technical studies justifying the feasibility of the production process;

•	Grifols has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use;

•	The asset will generate sufficient future economic benefits; and

•

Grifols has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which the Group as a whole operates are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

Impairment of goodwill and intangible assets with indefinite useful lives

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount. Irrespective of any indication of impairment, we test for possible impairment of goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives not yet available for use, at least annually.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash generating unit, or CGU, to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period, we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

Details of and movement in goodwill for the six month period ended June 30, 2012 are as follows:

	thousands of euros
	Balances at 31/12/11	Business Combination	Translation Differences	Balances at 30/06/12
Net value
Grifols UK, Ltd.	8,225	0	291	8,516

Grifols Italia, S.p.A.	6,118	0	0	6,118
Biomat USA, Inc.	116,748	0	3,236	119,984
Plasmacare, Inc.	39,722	0	1,101	40,823
Woolloomooloo Holdings Pty Ltd. (Australia)	10,870	0	286	11,156
Talecris Biotherapeutics (USA)	1,713,418	2,514	47,860	1,763,792

	1,895,101	2,514	52,774	1,950,389

A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognized.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products.

The recoverable amount of a CGU is determined based on its value in use. These calculations use cash flow projections based on the financial budgets approved by management. Cash flows as of the year in which stable growth has been reached are extrapolated using the estimated growth rates indicated below.

At 30 June 2012, on the basis of the profits generated during the six-month period ended 30 June 2012, there are no indications that the goodwill of the CGUs belonging to the Bioscience and Diagnostic segment has been impaired.

As the recoverable amount of the CGUs is much higher than the carrying amount of the assets, specific information from the impairment test sensitivity analysis is not included.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production;

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (“FIFO”) basis; and Grifols uses the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realizable value. Net realizable value is considered as follows:

•

Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•	Goods for resale and finished goods: estimated selling price, less costs to sell.

•	Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenues if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•	We have transferred to the buyer the significant risks and rewards of ownership of the goods;

•	We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probably that the economic benefits associated with the transaction will flow to us; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States. We account for Medicaid rebates by recognizing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine the estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one- to two-quarter lag, any adjustments for actual experience have not been material.

GPOs or other customers in the United States that have entered into contracts with us for purchases of Flebogamma® are eligible for a pricing discount based upon a minimum purchase quantity of Flebogamma® each month. These rebates are recorded as a reduction of sales and accounts receivable in the same month the sales are invoiced based upon a combination of actual customer purchase data and on historical experience when the actual customer purchase data is reported later in time.

Revenues associated with the rendering of service transactions are recognized by reference to the state of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to us.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Revenue from dividends is recognized when our right to receive payment is established.

We recognize interest receivable from the different social security affiliated bodies, to which it provides goods or services, on an accruals basis, and only for those bodies to which historically claims have been made and from which interest has been collected.

Leases

(i) Lessee accounting records

We have the right to use certain assets through lease contracts.

Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

We recognize lease payments under an operating lease, excluding insurance and maintenance, as expenses on a straightline basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii) Leasehold investments

We classify non-current investments in properties leased from third parties using the same criteria as we use to classify property, plant and equipment. Investments are amortized over the lesser of their useful lives and the term of the lease contract, where the lease term is consistent with that established for recognition of the lease.

(iii) Sale-leaseback transactions

Any profit on sale-leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•	if the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated profit or loss for the year; or

•	if the sale price is below fair value:

•	in general, any profit or loss is recognized immediately,

•	however, if the loss is compensated for by future below-market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Six months Ended June 30, 2012 Compared to Six months Ended June 30, 2011

2011 reported figures include Talecris’ sales from June 2011 as this was the first month of consolidation within the group. 2011 Pro-forma figures include Talecris sales from January 2011, are unaudited and provided for guidance purposes only.

1. PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST HALF OF 2012

Sales performance: pro-forma1 and reported results3

Grifols sales revenue rose by 15.2% (10.8% constant currency, cc) during the first half of 2012, exceeding 1,316.7 million euros, compared to the figure of 1,143.3 million euros that would have been achieved on a pro-forma basis 1 by Grifols and Talecris during the same period of 2011.

Revenues as recorded in the registered, audited financial statements3, which do not include sales by Talecris from January to May 2011 as the acquisition of Talecris took place in June 2011, rose by 107.2%.

The geographical diversification of Grifols’ sales minimizes the potential impact of currency volatility, although during this six-month period the comparison benefited from the valuation of the dollar

Sales by region

Grifols sales in the United States rise by over 20%

The ongoing internationalization of Grifols and the shift in the geographical origin of sales following the purchase of Talecris have enabled the group to generate over 90% of its income outside of Spain, a total of 1,198.1 million euros during the first half of 2012. There has been a gradual reduction of the proportion of sales accounted for by Spain, falling to 9%, compared with a figure of 19.5% for the first half of 2011.

Sales revenue in the European Union remained stable at 22.6%1 of total sales, amounting to euros 296.9 million. In reported terms3, this represents growth of 20.6% (-3.6% pro-forma). A major initiative has seen the reorganization of the group’s European sales teams, with the aim of optimizing resources and harmonizing commercial interests. Furthermore, Grifols has limited its exposure to certain European economies, with Spain, Italy, Portugal and Greece representing approximately 13% of global sales revenue.

At the same time, in the United States and Canada recurring Grifols sales (excluding Raw Materials) grew by 20.5% (14.2% cc) in pro-forma terms1 to 822.7 million euros, representing 62.5% of total income. This is an increase of 208.7% on a reported basis3.

Summary of Reported3 Sales by Region

	Thousands of euros
	6M 2012	% on sales	6M 2011	% on sales	% var	% CC*	var
EU	296,958	22.6	246,144	38.7	20.6		20.5
US+Canada	822,715	62.5	266,547	42.0	208.7		192.6
ROW	180,989	13.7	120,992	19.0	49.6		45.2
Sub total	1,300,662	98.8	633,683	99.7	105.3		97.6

Raw Materials**	16,043	1.2	1,658	0.3	867.5		816.6

Total	1,316,705	100.0	635,341	100.0	107.2		99.5

*	Constant Currency (CC) excludes the impact of exchange rate movements
**	Raw Materials includes income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific region

Having consolidated a new mixed commercial structure (which combines marketing and sales) and after expanding and integrating its portfolio of plasma products, the company has gradually gained market share and positioned itself as a leader in the sector in North America. An understanding of the needs of medical and hospital professionals enables the group to provide specific, integrated solutions via 3 differentiated product lines: immunology, pulmonology and hematology (factor VIII, factor IX, anti-thrombin), and to detect new business opportunities. Grifols has a specific plasma derivatives catalog for the treatment of diseases such as tetanus and hepatitis B with hyperimmune gammaglobulins.

In addition, Grifols has continued to consolidate sales of other products and services related to diagnostics (Diagnostic division) and hospital logistics (Hospital division) in these markets.

Finally, sales in other geographic regions, including the Asian-Pacific region, Latin America and China, have continued to rise. They grew by 20% in the first half of 2012 to reach 180.9 million euros in pro-forma terms1, representing 13.7% of total sales revenue. On a reported basis3 the increase was 49.6%. Particularly impressive is the 14.8% growth1 recorded in Latin America.

Summary of Pro-forma1Sales by Region

	Thousands of euros
	6M 2012	% on sales	6M 2011	% on sales	% var	% CC**	var
EU	296,958	22.6	308,129	27.0	-3.6		-3.7
US+Canada	822,715	62.5	682651	59.7	20.5		14.2
ROW	180,989	13.7	150817	13.2	20.0		16.5
Sub total	1,300,662	98.8	1,141,596	99.9	13.9		9.7

Raw Materials**	16,043	1.2	1,658	0.1	867.5		816.6

Total	1,316,705	100.0	1,143,254	100.0	15.2		10.8

*	Constant Currency (CC) excludes the impact of exchange rate movements
**	Raw Materials &Others includes royalties and income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific region

At the commercial level, there has been a significant boost from transferring the commercial distribution of some Talecris plasma derived products, previously performed externally, to Grifols subsidiaries, with the objective of centralizing the commercial effort in those countries and geographic regions in which Grifols has a direct presence, with the resultant cost savings.

Sales by division

All divisions maintain their growth rates.

The main engine of growth continues to be rising sales volumes, with prices remaining stable and a slight recovery in some plasma products.

In pro-forma terms1, during the first half of 2012 the sales of the Bioscience division grew by 13.8% to 1,163.7 million euros, representing slightly over 88% of total sales revenue. Growth in the sales volume of the main plasma derivatives continues. In addition, the reorganization of the sales force in North America and efforts to gain market share made Grifols the leader in sales of IVIG, Alpha1-antitrypsine, plasma derived factor VIII for Hemophilia A and anti-thrombin in the United States4. On a reported basis3, which include a month of joint Grifols and Talecris activity to June 2011 in the comparatives, sales grew by 123.1%.

Summary of Reported3 Sales by Division

	Thousands of euros
	6M 2012	% on sales	6M 2011	% on sales	% var	% CC*	var
Bioscience	1,163,696	88.4	521,538	82.1	123.1		114.1
Hospital	51,591	3.9	49,289	7.8	4.7		4.5
Diagnostic	69,603	5.3	56,831	8.9	22.5		20.9
Raw Materials and Others**	31,815	2.4	7,683	1.2	314.1		296.2

Total	1,316,705	100.0	635,341	100.0	107.2		99.5

*	Constant Currency (CC) excludes the impact of exchange rate movements
**	Raw Materials and others includes royalties income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific region

Diagnostic increased its sales revenue by 22.5% to 69.6 million euros, and demand continues to rise in markets with dynamic economies on the context of a moderate price recovery. The sales of the Hospital division rose by 4.7% to 51.6 million euros. Growth in this division was hampered by reduced investment in hospital logistics in Spain. These divisions accounted for 5.3% and 3.9% of Grifols total sales revenue, respectively.

The sales of the Raw Materials & Others division, which represent approximately 2.4% of the total, rose to 31.8 million euros due to the reclassification of the royalties that Talecris included in Bioscience and from the sale of raw materials and intermediate products, derived from agreements with Kedrion.

Summary of Pro-forma1 Sales by Division

	Thousands of euros
	6M 2012	% on sales	6M 2011	% on sales	% var	% CC*	var
Bioscience	1,163,696	88.4	1,022,517	89.4	13.8		9.2
Hospital	51,591	3.9	49,289	4.3	4.7		4.5
Diagnostic	69,603	5.3	56,831	5.0	22.5		20.9
Raw Materials and Others**	31,815	2.4	14,617	1.3	117.7		108.3

Total	1,316,705	100.0	1,143,254	100.0	15.2		10.8

*	Constant Currency (CC) excludes the impact of exchange rate movements
**	Raw Materials includes income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific region

Margins and Profits

During the first half of 2012, Grifols’ adjusted EBITDA2 rose by 38.8%1 to 419.7 million euros. The reported figures3, which exclude the results for Talecris from January to May 2011 for purposes of comparison, record growth of 158.1%. The gross operating result (EBITDA) taking into account costs associated with the acquisition of Talecris and other non-recurring costs, stood at 402.5 million euros to June 2012, representing a ratio to sales of 30.6%.

During the first half of 2012 some of the synergies forecast by the group were confirmed, delivering improvements to the adjusted2 EBITDA ratio for the third consecutive quarter, with the result that it now stands at 31.9% of sales, compared to 25.6%3 for the same period of 2011.

In this respect, it is important to note the optimization of costs relating to raw material collection, as a result of which the cost per liter of plasma has fallen, contributing to the positive trend in the gross margin. Rising global plasma needs to produce plasma derivatives also made it possible to reduce inventory during the first half of the year.

Reported results3– Grifols 6 months

	Millions of euros
	6M 2012	6M 2011	% var
EBITDA	402.5	96.9	315.4
% on sales	30.6	15.2
Adjusted EBITDA[2]	419.7	162.6	158.1
% on sales	31.9	25.6
Net Profit	133.5	19.3	591.7
% on sales	10.1	3.0
Adjusted Net Profit[2]	154.6	76.4	102.4
% on sales	11.7	12.0

Yield improvements as a result of improved efficiency in manufacturing processes are being confirmed. From a manufacturing perspective, this improvement is key to producing a greater quantity of finished product per liter of plasma processed. Grifols is also striving to make its use of the intermediate products obtained during plasma fractionation more flexible. The aim is to be able to purify and fill the fractions (intermediate products) generated during the first stage of the manufacturing process at any of the three plants of the group.

This flexibility will enable the manufacturing processes to be optimized, and requires Grifols to hold FDA and EMA licenses, among others. To date, the company has obtained FDA approval to use Fraction II+III (intermediate product) obtained at the Los Angeles plant in the production (purification and filling) of IVIG at the Clayton plant (Gamunex®) and is awaiting authorization to use intermediate product from the Barcelona plant.

Pro-forma results1– Grifols 6 months

	Millions of euros
	6M 2012	6M 2011	% var
SALES	1,316.7	1,143.3	15.2
Adjusted EBITDA[2]	419.7	302.4	38.8
% on sales	31.9	26.4
Adjusted Net Profit[2]	154.6	153.9	0.5
% on sales	11.7	13.5

Grifols has also requested approval to use Fraction V obtained at the Clayton plant in the production of albumin at Los Angeles, together with the cryoprecipitate (intermediate product) obtained at the Melville plant to produce Koate® factor VIII in Clayton. The FDA approval is expected during the third quarter of 2012.

The EBITDA for the first half has also benefited from the policy of controlling and reducing operating costs, in particular those relating to administration and general services, where synergies have been achieved quickly.

Finally, the net adjusted profit2 stood at 154.6 million euros to June 2012, representing 11.7% of sales. This represents growth of 0.5% on pro-forma terms1 and 102.4% in terms of reported figures3. Taking into account integration costs related to the acquisition of Talecris, net profit would be 133.5 million euros, equivalent to 10.1% of sales.

2. MAIN INDICATORS FOR THE SECOND QUARTER OF 2012

Grifols reported sales from April to June 2012 were 650.0 million euros. In comparison to the figure of 373.9 million euros for the same period of the preceding year, they rose by 73.8%. The Bioscience division contributed 88.7% of sales revenue, with growth of 81.7%, representing a total of 576.5 million euros. The Diagnostic division generated 34.8 million euros, while Hospital accounted for 24.5 million euros. These figures represent 5.4% and 3.8% of the group’s total income, respectively.

Grifols has maintained its strategy of positioning itself in those countries with the best prospects for growth.

By geographical region, the United States and Canada lead growth in sales, with recurring sales (excluding Raw Materials) of close to 406 million euros, equivalent to 62.4% of income. Europe with 145.6 million euros sales and other regions with 90.1 million euros account for 22.4% and 13.9% of total income, respectively.

Reported sales3 by division, second quarter of 2012

	Thousands of euros
	2Q2012	% on sales	2Q 2011	% on sales	% var	% CC*	var
Bioscience	576,487	88.7	317,295	84.9	81.7		69.8
Hospital	24,544	3.8	25,216	6.7	-2.7		-3.1
Diagnostic	34,853	5.4	26,911	7.2	29.5		26.6
Raw Materials and Others**	14,139	2.1	4,487	1.2	215.1		191.7

Total	650,023	100.0	373,909	100.0	73.8		63.2

*	Constant Currency (CC) excludes the impact of exchange rate movements
**	Raw Materials includes income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific

Reported sales3 by region, second quarter of 2012

	Thousands of euros
	2Q 2012	% on sales	2Q 2011	% on sales	% var	% CC*	var
EU	145,603	22.4	130,228	34.8	11.8		11.5
US+Canada	405,907	62.4	178,295	47.7	127.7		108.6
ROW	90,145	13.9	64,538	17.3	39.7		32.5
Subtotal	641,655	98.7	373,061	99.8	72.0		61.5

Raw Materials**	8,368	1.3	848	0.2	886.8		803.8

Total	650,023	100.0	373,909	100.0	73.8		63.2

*	Constant Currency (CC) excludes the impact of exchange rate movements
**	Raw Materials includes income derived from the agreements with Kedrion. Raw Materials’ revenues cannot be allocated to a specific

3. BALANCE SHEET AS OF JUNE 2012

Inventory levels maintained

Total consolidated assets to June 2012 amounted to 5,912.4 million euros, compared to 5,543.0 million euros reported in March 2012.

The increase in fixed assets is due primarily to adjustments to fair value estimates, to the various acquisitions and to the capital investments (CAPEX). In particular, Property Plant & Equipment amounted 823.2 million euros, as compared to the figure of 772.5 million euros reported in March 2012. In addition, taking into account the latest modifications and exchange rate variations, the goodwill valuation stood at 1,950.4 million euros.

Management of Inventory levels has made it possible to reduce turnover days to around 290 days at constant exchange rate.

At the same time, the group’s cash positions have risen to 314.6 million euros, confirming the forecast cash flow improvements. Following the approval of the Supplier Payment Plan in Spain, Grifols has received 49 million euros

Management of working capital has improved as a consequence of the group’s greater exposure to countries with shorter payment periods and the reduction of sales to southern European economies (Spain, Italy, Portugal and Greece) that represents only 13% of total sales. The group’s average payment period fell to 61 days in June 2012.

Capital expenditure

While a significant portion of the planned capital expenditure (CAPEX) to 2015 has already been made, during the first half of 2012 Grifols continued with its existing plan, allocating a total of 71.9 million euros to June 2012. From 2012 to 2015 the group will invest 415 million euros.

The Bioscience division has benefited from over 67 million of investments, with the aim both of improving the structure of plasma collection centers in the United States and progressively expanding its facilities in Spain and the United States.

In this respect, investments to increase the group’s plasma fractionation capacity continue to make good progress. The construction of a new plant in Barcelona and the expansion of the North Carolina plant, among others, will give Grifols an installed plasma fractionation capacity of 12.5 million liters/year in 2015.

At the same time, there are projects under way in the protein purification area, such as the modernization of the Los Angeles facilities for the production of clotting factors VIII and IX, and the expansion of the albumin plant at Clayton, among others.

A key development was the FDA approval for the anti-thrombin production plant in Clayton and the decision by the group to adapt the Los Angeles facilities for the manufacture of IVIG Gamunex®, scheduled to come on stream at the end of 2014.

There are plans to start the construction of a new factory in Brazil for the production of bags for the extraction and storage of blood components such as plasma, red blood cells and platelets. The project will benefit from a planned investment of 5 million euros and has been implemented by a new company named Gri-Cei, in which Grifols has a 60% share, with Brazilian firm Comércio Exportação e Importação de Materiais Médicos Ltda (CEI) owning the remaining 40%. Construction is expected to take 2 years, and once the plant comes on stream it will enable Grifols to strengthen its manufacturing capacity and consolidate its direct commercial presence in Latin America.

The group has also announced the approval by the Spanish Ministry of Health to sell products manufactured in the expansion of the plant in Murcia (Phase III). This will enable the group to increase its production of intravenous solutions in plastic containers.

Gradual deleveraging contributes to Moody’s rating upgrade

Grifols’ net financial debt at the end of the first half of 2012 stood at 2,654.2 million euros, a ratio of 3.55 times adjusted EBITDA2, lower than the ratio of 4.4 recorded for the same period of 2011.

There have been improvements in the main indicators and financial ratios, which are better than initial estimates and confirm Grifols’ forecast that it will return to the debt levels prior to the purchase of Talecris once the projected synergies have been achieved.

In this respect, Grifols has revised its estimate of the operating synergies following the integration of Talecris, forecasting them to exceed 300 million dollars per year from 2015, compared to the initial forecast of 230 million dollars.

Both of these facts contributed to the decision by Moody’s after the end of the second quarter to upgrade Grifols’ credit rating. As a result, the group has been given a Family Corporate rating of Ba3, with secured senior debt rated Ba2 and unsecured senior debt at B2. The agency has upgraded the group’s outlook to positive.

According to Moody’s, one relevant factor was the early debt repayment of approximately 240 million dollars in February 2012 as part of the modification of the group’s senior debt, a move which reduced its funding costs. The improvement in the ratings was also consolidated by the company’s conservative financial policy, as evidenced by the decision not to pay any dividends in 2012.

The positive outlook from Moody’s assumes that Grifols will continue to reduce its debt levels by improving EBITDA and ongoing reduction in gross debt. It also takes into account the achievement of possible synergies.

The new Moody’s credit ratings are as follows:

	Current (9/07/2012)	Previous
Secured senior debt	Ba2	Ba3
Corporate rating	Ba3	B1
Unsecured senior debt	B2	B3
Outlook	Positive	Stable

Equity

To June 2012, Grifols’ share capital amounted to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non-voting shares (Class B). This includes two share issues in 2011 corresponding to the non-monetary payment part for the purchase of Talecris and to the bonus share issue.

4. ANALYSIS BY DIVISION

Positive Performance across all Divisions

The operating results achieved by the group reflect the positive performance of all divisions, and confirm Grifols’ leadership in the plasma products sector as the world’s third-largest company by sales volume.

Bioscience division: 88.4% of income

•	Sales of 1,163.7 million euros. Represents growth of 13.8% on pro-forma terms[1] and 123.1% in terms of reported figures[3] with respect to the same period of 2011.

•

Start of operations at San Marcos plasma testing laboratory. This laboratory, in addition to absorbing the increased number of plasma samples for analysis, helps to ensure the safety of the group’s raw material and reduce the possible risk from force majeure.

•

FDA approves new anti-thrombin plant in Clayton. Grifols’ concentrated anti-thrombin (plasma-derived) is the only one to hold an FDA license, and the construction and validation of this plant, located at the Clayton facilities, will support its penetration of the market over the medium term.

•

Grifols to start clinical trial for new inhaled formulation of alpha1-antitrypsin. This clinical safety trial follows the designation of alpha1-antitrypsin as an orphan drug in the treatment of cystic fibrosis and reflects the group’s interest in developing new therapies for the treatment of this chronic pulmonary disease.

Diagnostic division: 5.3% of sales

•	Sales for a total value of 69.6 million euros. This represents growth of 22.5% with respect to the same period of 2011.

•

Cooperation agreement with Shanghai blood bank. One of China’s largest blood transfusion institutions will use the latest technology sold by Grifols for testing blood compatibility: the BLOODchip® genetic test. The Shanghai Blood Bank serves over 20 million people and receives more than 300,000 donations every year.

•

Increased penetration of reagent cards in the United States. Following the launch in 2011 of new reagent and antibody cards specifically developed for the American market, Grifols has strengthened its immunohematology reagents area and is gradually gaining ground in this market, which is the key to the expansion strategy for this division. In addition, Grifols’ DG-Gel has been approved by the Canadian authorities.

Hospital division: 4% of sales revenue

•	Sales for a total value of 51.6 million euros. This represents growth of 4.7% with respect to the same period of 2011.

•

Strategy of third-party manufacturing agreements through Grifols Partnership maintained. Grifols manufactures intravenous solution in glass bottles for Italian company Eurospital, helping to consolidate this business area and maximize use of the Barcelona manufacturing facilities.

•

Start of distribution of BlisPack® system in new countries. Following the distribution agreement signed in 2011 with CareFusion, this company has started sales of the BlisPack® system, designed and manufactured by Grifols to automate blister pack cutting and the electronic identification of hospital drugs in a number of countries in Latin America, the Middle East and Asia.

Liquidity and Capital Resources

Uses and Sources of Funds

Our principal liquidity and capital requirements consist of the following:

•	costs and expenses relating to the operation of our business, including working capital for inventory purchases and

•	accounts receivable financing;

•	capital expenditures for existing and new operations; and

•	debt service requirements relating to our existing and future debt.

During the six month period ended 30 June 2012 the Group generated net cash flow of euros 25,946 thousand. The variation in net cash flow reflects mainly:

•

Net cash from operating activities amount to euros 214.5 million. 392.9 million of cash flow generated from operations was offset in part by euros 67.2 million of cash used for working capital requirements and euros 111.1 million of cash used for interest payment and taxes.

•

Net cash used in investing activities amount to euros 1.4 million. This variance reflects mainly the new investments to expand its production facilities in Spain and the United States and Araclón Biotech, S.L. acquisition. During the first half of 2012, the Group has collected the remaining amount of euros 67 million related to the sale and lease back operation done in 2011 and pending to be collected at 31 December 2011.

•

Net cash used in financing activities amount to euros 245.8 million. This amount includes mainly debt repayments, mandatory and voluntary, of 214.8 million. The Group also paid transaction fees in connection with the refinancing in the amount of 43.8 million (see note 12)

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital infusions. At June 30, 2012, our cash and cash equivalents totaled euros 314.6 million. As of the date of this report, the Amended Revolving Credit Facilities are undrawn. We expect our cash flows from operations combined with our cash balances and availability under our Amended Revolving Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.

Historical Cash

Below are Grifols’ consolidated statements of cash flow for the six months ended June 30, 2012 and 20113 prepared under IFRS

	6M2012	6M2011
	(unaudited)
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	204.357	25.960
Adjustments for:	188.498	92.638
Amortisation and depreciation	63.589	28.156
Other adjustments:	124.909	64.482
Losses on equity accounted investments	758	807
Exchange differences	2.314	2.122
Net provision charges	4.815	14.454
(Profit) / loss on disposal of fixed assets	889	9.416
Government grants taken to income	(625)	(742)
Finance expense / income	124.146	37.130
Other adjustments	(7.388)	1.295
Changes in capital and assets	(67.223)	(65.159)
Change in inventories	13.767	752
Change in trade and other receivables	(16.730)	(66.961)
Change in current financial assets and other current assets	(5.783)	(451)
Change in current trade and other payables	(58.477)	1.501
Other cash flows from operating activities	(111.102)	(36.745)
Interest paid	(93.140)	(34.021)
Interest recovered	3.901	999
Income tax paid	(21.863)	(3.723)
Net cash from operating activities	214.530	16.694
Cash flows from investing activities
Payments for investments	(86.274)	(1.669.390)
Group companies and business units (note 3)	(7.642)	(1.615.417)
Property, plant and equipment and intangible assets	(78.562)	(52.838)
Property, plant and equipment	(67.310)	(42.841)
Intangible assets	(11.252)	(9.997)
Other financial assets	(70)	(1.135)
Proceeds from the sale of property, plant and equipment	84.880	69.151
Group companies and business units	683	0
Property, plant and equipment	67.754	69.151
Other financial assets	16.443	0
Net cash used in investing activities	(1.394)	(1.600.239)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(2)	(2.264)
Issue	0	(2.264)
Acquisition of own shares	(2)	0
Proceeds from and payments for financial liability instruments	(191.559)	2.235.339
Issue	23.237	2.982.877
Redemption and repayment	(214.796)	(747.538)
Other cash flows from financing activities	(54.206)	(287.203)
Costs of financial instruments issued	(43.752)	(287.550)
Other net amounts received from financing activities	(10.454)	347
Net cash from / (used in) financing activities	(245.767)	1.945.872
Effect of exchange rate fluctuations on cash	6.685	(18.184)
Net increase in cash and cash equivalents	(25.946)	344.143
Cash and cash equivalents at beginning of the period	340.586	239.649
Cash and cash equivalents at end of period	314.640	583.792

Indebtedness

High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

Bank Debt: Syndicated loan.

On 23 November 2010 the Group signed senior debt contracts amounting to US dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements. The terms are not substantially different from original, as the discounted present value of the cash flows under the new terms, including the fees paid and discounted using the original effective interest rate, is less than 10% different from the discounted present value of the remaining cash flows of the original financial liability.

The Group has incurred costs amounting to 43.8 million in the refinancing of the senior debt. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see Derivatives section below) and the resulting change in the fair value amounting to 65 million has reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, Grifols has concluded that the renegotiation of conditions of the senior debt do not trigger for a derecognition of the liability. Therefore, the net amount of the financing cost have reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt. Unamortized financing costs amount to 351.6 million at 30 June 2012 ( 415 million at 31 December 2011).

The modifications are as follows:

(i)	reduction of interest rates, retranching (US 600 million from U.S Tranche A to US Tranche B) and modification of embedded floor;

(ii)	removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)	amendment to the leverage ratio limiting the distribution of dividends, improving from the ratio of 3.75 to the new ratio of 4.5 times, as well as the relaxing of certain conditions relative to certain contracts;

The new conditions of this senior secured debt are as follows:

•	Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.

•	U.S Tranche A :

•	Aggregate Principal Amount of US 600 million.

•	Applicable margin of 325 basic points (bp) linked to US Libor.

•	No floor over US Libor.

•	Foreign Tranche A :

•	Aggregate Principal Amount of euros 220 million.

•	Applicable margin of 350 basic points (bp) linked to Euribor.

•	No floor over Euribor.

•	Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Foreign Tranche B.

•	U.S Tranche B :

•	Aggregate Principal Amount of US 1,700 million.

•	Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio below 3,25x)

•	Floor over US Libor of 1.00%

•	Foreign Tranche B :

•	Aggregate Principal Amount of euros 200 million.

•	Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3,25x).

•	Floor over Euribor of 1.00%

•	Senior revolving credit facility: Amount maturing on 1 June 2016. At 31 March 2012 no amount has been drawn down on this facility.

•	U.S Revolving Credit Facility :

•	Committed Amount : US 35 million

•	Applicable margin of 325 basis point (bp) linked to US Libor.

•	U.S. Multicurrency Revolving Credit Facility:

•	Committed Amount : US 140 million

•	Applicable margin of 325 basis point (bp) linked to US Libor

•	Foreign Revolving Credit Facility :

•	Committed Amount : euros 22 million.

•	Applicable margin of 325 basis point (bp) linked to Euribor.

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At June 30 2012 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

Derivatives

As the floor included in Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception. As a result of the refinancing conditions signed at 29 February 2012 the two embedded floors have been modified and improved. The embedded floor included in Tranche A has been eliminated, and the embedded floor for the Tranche B has dropped from 1.75% to 1.00%. As a consequence of that, the notional amounts for the embedded floors of the senior debt have been sharply reduced for both USD tranches and EUR tranches. The decline in value of the embedded floors as at 29 February 2012 amounting to USD 71.6 million and 12.2 million have reduced the senior debt refinanced.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US dollars 1,550 million each. The hedging, both the rate swap and the floor, have quarterly amortizations, in order to be always below the amounts borrowed to avoid being over hedged. In June 2012, the notional amount for each derivatives is US dollars 1,441 million each. The interest rate swap complies with the criteria required for hedge accounting.

Additionally, during May 2012, the EUR interest rate swap has been modified, reducing the fixed interest rate and lengthening the maturity from September 2014 to March 2016. The modified interest rate swap complies with the criteria required for hedge accounting.

5. FIRST QUARTER 2012 HIGHLIGHTS

Ordinary General Meeting of Shareholders

In May the company’s shareholders approved the actions of the management team and supported the proposal to allocate to reserves the full profits generated by Grifols S.A. in 2011, an amount totaling 167.3 thousand euros. In addition, the meeting approved the annual accounts and the reelection of 4 directors for a period of 5 years, including Víctor Grifols, President and CEO of the company.

Annual meeting with investors and analysts

In mid-June Grifols held its annual meeting with investors and analysts in Clayton (North Carolina). President and CEO of Grifols, Víctor Grifols, accompanied by the company’s senior executives, met with experts and professionals interested in finding out about the group’s performance.

Grifols reaffirms its social commitment, linking up with Pau Gasol to donate new technology to the Children’s Hospital of Los Angeles

Grifols has linked up with Pau Gasol to introduce new technology to the Pharmacy Service of the Children’s Hospital Los Angeles (USA) which automates the quality control process during the preparation of intravenous drugs for pediatric use. The new Phocus Rx system improves both safety and efficiency.

Modification of the ADS’s exchange ratio

The exchange ratio of the ADS’s listed in NASDAQ has been modified after the end of the quarter. From July 23rd 2012, 1 ADS equals 1 Grifols Class B share.

6: CORPORATE RESPONSABILITY

Committed to research

Grifols’ commitment to research is clearly reflected in the annual results, with spending on R&D similar to the same six-month period of 2011. In total, the group has invested 58.7 million euros, or 4.5% of sales revenue.

Grifols’ commitment to searching for solutions to Alzheimer’s disease (AD) has been expressed through the AMBAR study (“Alzheimer Management By Amyloid Removal”). This trial, which complements two previous trials by the group, involves combining hemapheresis treatment with the administration of albumin and intravenous immunoglobulin (IVIG), two of the main plasma derivatives, at different intervals and in varying doses. It includes approximately 350 patients from both Spain and the United States.

Within this strategy, Grifols has become shareholder of reference of Araclon Biotech with a 51% stake. Araclon’s activity is framed within the search for solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease

In addition, there are two pilot studies to treat advanced cirrhosis and chronic liver failure using albumin. The group also has other ongoing R&D projects considering the use of plasmin in cases of acute, peripheral arterial occlusion and studies into the use of biological glue Fibrin Sealant in different types of surgery, among others.

Finally, there was a presentation at the congress of the European Association of Cardiothoracic Anaesthesiologists (EACTA) of the latest advances in research into anti-thrombin in cardiac surgery.

Environmental management

With respect to the environment, the 2011 environmental management report was published during the first half of 2012, and this includes pro-forma data for Grifols Therapeutics plants (previously Talecris Biotherapeutics), together with the group’s facilities in Switzerland and Australia, its international subsidiaries and donor centers.

As a result, it is possible for the first time to calculate the total volume of greenhouse gases emitted by Grifols, or carbon footprint, which in 2011 was 226,779 of CO2 equivalent tons.

Approximately 73% of these emissions come from the consumption of the different energy sources used in manufacturing (primarily electricity and natural gas). For this reason, the priority environmental objectives for the period 2011–2013 include optimizing and/or reducing energy consumption.

During the first half of 2012, the following objectives established as part of this plan were achieved:

•

Installation of new water filtration system in the refrigeration towers at the Clayton plant (North Carolina), which will reduce the consumption and use of chemical products. As a result, around 27,000 m3 of water has been recycled from the water distilleries. In addition, fuel oil has been replaced by gas oil as a back up to the use of natural gas in boilers.

•

Construction of an Ethanol distillation tower to start shortly at Los Angeles plant (California). This new facility will recycle 1.4 million liters of this product per year that were previously managed as waste, leading to a substantial reduction in expenditure on this raw material. In addition, acetone is no longer used in the albumin purification process, and a high-efficiency boiler has been installed to replace two smaller ones, reducing emissions of nitrogen oxides.

•

In Spain, the new facilities at Las Torres de Cotillas (Murcia) for the manufacture of parenteral solutions in polypropylene bags are now operational. This material generates less waste, the lower weight means less raw materials are consumed, and it has a lower environmental impact than PVC.

Last January, a check on Bioscience division emissions at the Parets del Vallès plant (Barcelona) for 2011 recorded a figure of 23,411 tons of CO2, below the emission allowances allocated to the plant by the government.

A firm commitment to Human Resources

In June 2012 Grifols’ average workforce consisted of 11,016 members of staff, remaining stable since the end of 2011. In particular, the group’s workforce in Spain has increased by over 3% and now exceeds 2,460 employees, although approximately 78% of the group’s staff are now employed outside of Spain, primarily in the United States.

Grifols is a model employer and provides equal opportunities for male and female staff. Average length of service is over 6 years, with equal distribution by gender (47% male and 53% female) and an average age of 38 years.

One of Grifols’ key commitments as an employer is to the safety of its staff. At its center is a process of continuous improvement based on the accurate definition of objectives, continuous monitoring of technical and organizational planning in prevention issues, and the application of controls and internal and external audits. Safety training and compliance with national and international regulations are the backbone of Grifols’ strategy.

Training is key to ensuring that every employee, regardless of the job he or she performs, or the nature and length of employment contract, is fully aware of prevention issues and implements this knowledge.

This type of training is complemented by other more specific technical and scientific training, together with business and personal skills development for staff. This training is delivered at the Grifols Academy, at its sites in Phoenix and Barcelona. These centers have been visited by representatives of a number of academic institutions during the first half of 2012, including New York University Stern, the University of Navarre and Philadelphia University, with the aim of familiarizing MBA students specializing in the pharmaceutical industry with Grifols, its business and its values.

1	Unaudited pro-forma results for 1H 2011 prepared from the consolidated figures of both companies are provided for guidance purposes only as the purchase of Talecris took place in June 2011
2	Excluding costs associated to the transaction of Talecris and non recurring costs
3	The results reported do not include Talecris sales from January to May 2011 as the purchase of Talecris took place in June 2011
4.	Source: MRB.

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: July 31, 2012